UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For The Fiscal Year Ended **May 31, 2025**

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number: 001-38695

CAL-MAINE FOODS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**64-0500378**
(State or other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1052 Highland Colony Pkwy, Suite 200, Ridgeland, Mississippi 39157
(Address of principal executive offices) (Zip Code)

(601) 948-6813
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12 (b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
Common Stock, $0.01 par value per share	CALM	The Nasdaq Global Select Market

Securities registered pursuant to Section 12 (g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for ☐ complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by a check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value, as reported by The Nasdaq Global Select Market, of the registrant's Common Stock, $0.01 par value, held by non-affiliates at November 29, 2024, which was the date of the last business day of the registrant's most recently completed second fiscal quarter, was $4,128,739,014.

As of July 22, 2025, 48,497,477 shares of the registrant's Common Stock, $0.01 par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information called for by Part III of this Form 10-K is incorporated herein by reference from the registrant's Definitive Proxy Statement for its 2025 annual meeting of stockholders which will be filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

TABLE OF CONTENTS

Item		Page Number
Part I		
	FORWARD-LOOKING STATEMENTS	
1.	Business	4
1A.	Risk Factors	13
1B.	Unresolved Staff Comments	22
1C.	Cybersecurity	23
2.	Properties	24
3.	Legal Proceedings	24
4.	Mine Safety Disclosures	24
Part II		
5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	24
6.	Reserved	27
7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	27
7A.	Quantitative and Qualitative Disclosures About Market Risk	39
8.	Financial Statements and Supplementary Data	40
9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	66
9A.	Controls and Procedures	66
9B.	Other Information	68
9C.	Disclosure Regarding Foreign Jurisdictions That Prevent Inspections	68
Part III		
10.	Directors, Executive Officers and Corporate Governance	68
11.	Executive Compensation	68
12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	68
13.	Certain Relationships and Related Transactions, and Director Independence	68
14.	Principal Accountant Fees and Services	69
Part IV		
15.	Exhibit and Financial Statement Schedules	69
16.	Form 10-K Summary	71
	Signatures	72

PART I.

FORWARD-LOOKING STATEMENTS

This report contains numerous forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act") relating to our business, including estimated future production data, expected construction schedules, projected construction costs, potential future supply of and demand for our products, potential future corn and soybean price trends, potential future impact on our business of the resurgence in United States ("U.S.") commercial table egg layer flocks of highly pathogenic avian influenza ("HPAI"), potential future impact on our business of inflation and changing interest rates, potential future impact on our business of new legislation, rules or policies, potential outcomes of legal proceedings, including loss contingency accruals and factors that may result in changes in the amounts recorded, other projected operating data, including anticipated results of operations and financial condition, and potential future cash returns to stockholders including the timing and amount of any repurchases under our share repurchase program. Such forward-looking statements are identified by the use of words such as "believes," "intends," "expects," "hopes," "may," "should," "plans," "projected," "contemplates," "anticipates," or similar words. Actual outcomes or results could differ materially from those projected in the forward-looking statements. The forward-looking statements are based on management's current intent, belief, expectations, estimates, and projections regarding the Company and its industry. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions, and other factors that are difficult to predict and may be beyond our control. The factors that could cause actual results to differ materially from those projected in the forward-looking statements include, among others, (i) the risk factors set forth in Item 1A. Risk Factors and elsewhere in this report as well as those included in other reports we file from time to time with the Securities and Exchange Commission (the "SEC") (including our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K), (ii) the risks and hazards inherent in the shell egg business (including disease, pests, weather conditions, and potential for product recall), including but not limited to the current outbreak of HPAI affecting poultry in the U.S., Canada and other countries that was first detected in commercial flocks in the U.S. in November 2023 and that first impacted our flocks in December 2023, (iii) changes in the demand for and market prices of shell eggs and feed costs, (iv) our ability to predict and meet demand for cage-free and other specialty eggs, (v) risks, changes, or obligations that could result from our recent or future acquisition of new flocks or businesses, such as our acquisition of Echo Lake Foods completed June 2, 2025, and risks or changes that may cause conditions to completing a pending acquisition not to be met, (vi) our ability to successfully integrate and manage the business of Echo Lake Foods and realize the expected benefits of the acquisition, including synergies, cost savings, reduction in earnings volatility, margin expansion, financial returns, expanded customer relationships, or sales or growth opportunities, (vii) our ability to retain existing customers, acquire new customers and grow our product mix including our prepared foods product offerings, (viii) the impacts and potential future impacts of government, customer and consumer reactions to recent high market prices for eggs, (ix) potential impacts to our business as a result of our Company ceasing to be a "controlled company" under the rules of The Nasdaq Stock Market on April 14, 2025, (x) risks relating to potential changes in inflation, interest rates and trade and tariff policies, (xi) adverse results in pending litigation and other legal matters, (xii) global instability, including as a result of the war in Ukraine, the conflicts involving Israel and Iran, and attacks on shipping in the Red Sea. The actual timing, number and value of shares repurchased under our share repurchase program will be determined by management in its discretion and will depend on a number of factors, including but not limited to, the market price of our Common Stock and general market and economic conditions. The share repurchase program may be suspended, modified or discontinued at any time without prior notice. Readers are cautioned not to place undue reliance on forward-looking statements because, while we believe the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. Further, forward-looking statements included herein are made only as of the respective dates thereof, or if no date is stated, as of the date hereof. Except as otherwise required by law, we disclaim any intent or obligation to update publicly these forward-looking statements, whether because of new information, future events, or otherwise.

<u>**ITEM 1. BUSINESS**</u>

Our Business

We are the largest producer and distributor of shell eggs in the United States. Our mission is to be the most sustainable producer and reliable supplier of consistent, high quality fresh shell eggs, egg products and prepared foods in the United States. Our operating approach is built around operational excellence, a "Culture of Sustainability" and creating value for our stockholders, customers, team members and communities. We sell most of our products throughout much of the United States ("U.S.") and aim to maintain efficient, state-of-the-art operations located close to our customers. We were founded in 1957 and are headquartered in Ridgeland, Mississippi.

The Company has one operating and one reporting segment, which is the production, packaging, marketing and distribution of shell eggs, egg products and prepared foods. Our integrated operations consist of hatching chicks, growing and maintaining flocks of pullets, layers and breeders, manufacturing feed, and producing, processing, packaging, and distributing shell eggs. Layers are mature female chickens, pullets are female chickens usually less than 18 weeks of age, and breeders are male and female chickens used to produce fertile eggs to be hatched for egg production flocks. Our total flock as of May 31, 2025 consisted of approximately 48.3 million layers and 11.5 million pullets and breeders.

Many of our customers rely on us to provide most of their shell egg needs, including specialty and conventional eggs. Specialty eggs encompass a broad range of products. We classify cage-free, organic, brown, free-range, pasture-raised and nutritionally enhanced eggs as specialty eggs for accounting and reporting purposes. We classify all other shell eggs as conventional products. While we report separate sales information for these egg types, there are many cost factors that are not specifically available for conventional or specialty eggs due to the nature of egg production. We manage our operations and allocate resources to these types of eggs on a consolidated basis based on the demands of our customers.

We believe that one of our important competitive advantages is our ability to meet our customers' evolving needs with a favorable product mix of conventional and specialty eggs, including cage-free, organic, brown, free-range, pasture-raised and nutritionally-enhanced eggs, as well as egg products and prepared foods. While a small part of our current business, demand for the free-range and pasture-raised eggs we produce and sell continues to grow. They represent attractive offerings to a subset of consumers, and therefore our customers, and help us continue to serve as the trusted provider of quality food choices. We have expanded our prepared foods product offerings, including with our strategic investment in Crepini Foods, LLC in September 2024, and our acquisition of Echo Lake Foods, LLC (formerly Echo Lake Foods, Inc.) and certain related companies (collectively "Echo Lake Foods") subsequent to the end of our 2025 fiscal year.

Throughout the Company's history, we have acquired other businesses in our industry. Since 1989, we have acquired and integrated 25 businesses. Subsequent to the end of our 2025 fiscal year, we acquired our 26th business when we purchased Echo Lake Foods. For information on our recent acquisitions, refer to Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Acquisitions and Part II. Item 8. Notes to Consolidated Financial Statements, Note 17 - Subsequent Events.

When we use "we," "us," "our," or the "Company" in this report, we mean Cal-Maine Foods, Inc. and our consolidated subsidiaries, unless otherwise indicated or the context otherwise requires. The Company's fiscal year-end is on the Saturday closest to May 31. Our fiscal year 2025 ended May 31, 2025, and the first three fiscal quarters of fiscal 2025 ended August 31, 2024, November 30, 2024, and March 1, 2025. All references herein to a fiscal year means our fiscal year and all references to a year mean a calendar year.

Industry Background

According to the U.S. Department of Agriculture ("USDA") Agricultural Marketing Service, in 2024 approximately 71% of table eggs produced in the U.S. were sold as shell eggs, with 57% sold through food-at-home outlets such as grocery and convenience stores, 12% sold to food-away-from home channels such as restaurants and 2% exported. The USDA estimated that in 2024 approximately 29% of eggs produced in the U.S. were sold as egg products (shell eggs broken and sold in liquid, frozen, or dried form) to institutions (e.g. companies producing baked goods). For information about egg producers in the U.S., see "Competition" below.

Our industry has been greatly impacted by several outbreaks of highly pathogenic avian influenza ("HPAI") in recent years. For additional information regarding HPAI and its impact on our industry and business, see Part I. Item 1A. Risk Factors and Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - HPAI.

Given historical consumption trends, we believe that general demand for eggs in the U.S. increases basically in line with the overall U.S. population growth; however, specific events can impact egg supply and consumption in a particular period, as occurred with the 2015 HPAI outbreak, the COVID-19 pandemic (particularly during 2020), and the most recent HPAI outbreaks starting in early 2022. For fiscal 2025, shell egg household penetration is approximately 97%. According to the USDA's Economic Research Service, estimated annual per capita consumption in the United States between 2020 and 2024 varied, ranging from 271 to 288 eggs which is directly impacted by available supply. The USDA calculates per capita consumption by dividing total shell egg disappearance in the U.S. by the U.S. population.

The most significant shift in demand in recent years has been among specialty eggs, particularly cage-free eggs. For additional information, see "Specialty Eggs" below.

Prices for Shell Eggs

Wholesale shell egg sales prices are a critical component of revenue for the Company. Wholesale shell egg prices are volatile, cyclical, and impacted by a number of factors, including consumer demand, seasonal fluctuations, the number and productivity of laying hens in the U.S. and outbreaks of agricultural diseases such as HPAI. We believe the majority of conventional shell eggs sold in the U.S. in the retail and foodservice channels are sold at prices that take into account, in varying ways, independently quoted and certified wholesale market prices, such as those published by Urner Barry Publications, Inc. ("UB") or the USDA for shell eggs; however, grain-based or variations of cost plus arrangements are also commonly utilized.

Wholesale prices for cage-free eggs are quoted by independent sources such as UB and USDA. There is no independently quoted wholesale market price for other specialty eggs such as nutritionally enhanced, organic, pasture-raise and free-range eggs. Specialty eggs are typically sold at prices and terms negotiated directly with customers and in the case of cage-free eggs, can be sold at prices that take into account independently quoted markets. Historically, prices for specialty eggs have generally been higher due to customer and consumer willingness to pay more for specialty eggs.

The weekly average price for the southeast region for large white conventional shell eggs as quoted by UB is shown below for the past three fiscal years along with the five-year average price. The actual prices that we realize on any given transaction will not necessarily equal quoted market prices because of the individualized terms that we negotiate with individual customers which are influenced by many factors. As further discussed in Part II. Item 7. Management's Discussion and Analysis – Results of Operations, egg prices in fiscal 2023 through fiscal 2025 were significantly impacted by HPAI.



Our pricing for shell eggs is negotiated with our customers on individual terms. We sell our shell eggs at prices based on formulas that take into account, in varying ways, independently quoted regional wholesale market prices for shell eggs, formulas related to our costs of production, such as grain-based and variations of cost-plus arrangements, or hybrid models including cost of production and wholesale market prices.

The majority of our conventional eggs are priced and sold under frameworks that generally utilize market-based formulas tied to independently quoted regional wholesale market quotes. The majority of our specialty eggs are sold under frameworks that do not utilize market-based formulas, although we do have some customers that prefer market-based pricing for cage-free eggs. As a result, specialty egg prices typically do not fluctuate as much as conventional pricing. We do not sell eggs directly to consumers or set the prices at which eggs are sold to consumers.

Depending on market conditions, input costs and individualized contract terms, the price we receive per dozen eggs in any given transaction may be more than or less than our production cost per dozen.

Feed Costs for Shell Egg Production

Feed is a primary cost component in the production of shell eggs and represented 53.4% of our fiscal 2025 farm production costs. We routinely fill our feed storage bins during harvest season when prices for feed ingredients, primarily corn and to a lesser extent soybean meal, are generally lower. To ensure continued availability of feed ingredients, we may enter into contracts for future purchases of corn and soybean meal, and as part of these contracts, we may lock-in the basis portion of our grain purchases several months in advance. Basis is the difference between the local cash price for grain and the applicable futures price. The difference can be due to transportation costs, storage costs, supply and demand, local conditions and other factors. A basis contract is a common transaction in the grain market that allows us to lock-in a basis level for a specific delivery period and wait to set the futures price at a later date. Furthermore, due to the more limited supply for organic ingredients, we may commit to purchase organic ingredients in advance to help assure supply. Ordinarily, we do not enter into long-term contracts beyond a year to purchase corn and soybean meal or hedge against increases in the prices of corn and soybean meal. As the quality and composition of feed is a critical factor in the nutritional value of shell eggs and health of our chickens, we formulate and produce the vast majority of our own feed at our feed mills located near our production plants. Our annual feed requirements for fiscal 2025 were 2.1 million tons of finished feed, of which we manufactured 1.9 million tons. We currently have the capacity to store 215 thousand tons of corn and soybean meal, and we replenish these stores as needed throughout the year.

Our primary feed ingredients, corn and soybean meal, are commodities that are subject to volatile price changes due to weather, various supply and demand factors, transportation and storage costs, speculators, agricultural, energy and trade policies in the U.S. and internationally, and global instability that could disrupt the supply chain. We purchase the vast majority of our corn and soybean meal from U.S sources but may be forced to purchase internationally when U.S. supplies are not readily available. Feed grains are currently available from an adequate number of sources in the U.S. As a point of reference, a multi-year comparison of the average of daily closing prices per Chicago Board of Trade for each quarter in our fiscal years 2021-2025 are shown below for corn and soybean meal:


Chicago Board of Trade: Observed Fiscal Quarter Average Daily Prices
Soybean meal $ / ton
$550
$450
$350
$250
Corn $ / bushel
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
1Q FY21
2Q FY21
3Q FY21
4Q FY21
1Q FY22
2Q FY22
3Q FY22
4Q FY22
1Q FY23
2Q FY23
3Q FY23
4Q FY23
1Q FY24
2Q FY24
3Q FY24
4Q FY24
1Q FY25
2Q FY25
3Q FY25
4Q FY25
Soybean meal
Corn

Shell Egg Production

Our percentage of dozens produced to sold was 88.6% of our total shell eggs sold in fiscal 2025. We supplement our production through purchases of eggs from others when needed. The quantity of eggs purchased will vary based on many factors such as our own production capabilities and current market conditions. In fiscal 2025, 90.8% of our production came from Company-owned facilities, and 9.2% from contract producers. The majority of our contract production is with family-owned farms for organic, pasture-raised and free-range eggs. Under a typical arrangement with a contract producer, we own the flock, furnish all feed and critical supplies, own the shell eggs produced and assume market risks. The contract producers own and operate their facilities and are paid a fee based on production with incentives for performance.

The commercial production of shell eggs requires a source of baby chicks for laying flock replacement. We supply the majority of our chicks from our breeder farms and hatch them in our hatcheries in a computer-controlled environment and obtain the balance from commercial sources. The chicks are grown in our own pullet farms and are placed into the laying flock once they reach maturity.

After eggs are produced, they are cleaned, graded and packaged. Substantially all our farms have modern "in-line" facilities which mechanically gather, clean, grade and package the eggs at the location where they are laid. The in-line facilities generate significant efficiencies and cost savings compared to the cost of eggs produced from non-in-line facilities, which process eggs that have been laid at another location and transported to the processing facility. The in-line facilities also produce a higher percentage of USDA Grade A eggs, which sell at higher prices. Eggs produced on farms owned by contractors are brought to our processing plants to be graded and packaged. We maintain a Safe Quality Food ("SQF") Management Program which is overseen by our Food Safety Department and senior management team. As of May 31, 2025, every Company-owned processing plant was SQF certified. Because shell eggs are perishable, we do not maintain large egg inventories. Our egg inventory averaged five days of sales during fiscal 2025. We believe our constant focus on production efficiencies and automation throughout our vertically integrated operations enable us to be a low-cost supplier in our markets.

We are proud to have created, implemented and maintained what we believe is a leading poultry Animal Welfare Program ("AWP"). We have aligned our AWP with regulatory, veterinary and our third-party certifying bodies' guidance to govern the welfare of animals in our direct care and our contract farmers' care. We continually review our program to monitor and evolve standards that guide how we hatch chicks, rear pullets and nurture breeder and layer hens. At each stage of our animals' lives, we are dedicated to providing welfare conditions aligned to our commitment to the principles of the internationally recognized *Five Freedoms of Animal Welfare*.

We do not use artificial hormones in the production of our eggs. Hormone use in the poultry and egg production industry has been effectively banned in the U.S. since the 1950s. We have an extensive written protocol that allows the use of medically important antibiotics only when animal health is at risk, consistent with guidance from the United States Food and Drug Administration ("FDA") and the Guidance for Judicious Therapeutic Use of Antimicrobials in Poultry, developed by the American Association of Avian Pathologists. When antibiotics are medically necessary, a licensed veterinary doctor will approve and administer approved doses for a restricted period. We do not use antibiotics for growth promotion or performance enhancement.

Specialty Eggs

We are one of the largest producers and marketers of value-added specialty shell eggs in the U.S., which continues to be a significant and growing segment of the market. We classify cage-free, organic, brown, free-range, pasture-raised and nutritionally enhanced as specialty eggs for accounting and reporting purposes. Specialty eggs are intended to meet the demands of consumers sensitive to environmental, health and/or animal welfare issues and to comply with state requirements for cage-free eggs.

Ten states in the U.S. have passed legislation or regulations mandating minimum space or cage-free requirements for egg production or mandated the sale of only cage-free eggs and egg products in their states, with implementation of these laws ranging from January 2022 to January 2030. These states represent approximately 27% of the U.S. total population according to the 2020 U.S. Census. California, Massachusetts, Colorado, Michigan, Oregon, Washington, and Nevada, which collectively represent approximately 23% of the total estimated U.S. population, have cage-free legislation in effect. Due to the national egg shortage caused by HPAI, Nevada temporarily suspended its cage-free egg mandate and other states are considering similar actions.

A significant number of our customers previously announced goals to either exclusively offer cage-free eggs or significantly increase the volume of cage-free egg sales in the future, subject in most cases to availability of supply, affordability and consumer demand, among other contingencies. Our customers typically do not commit to long-term purchases of specific quantities or types of eggs with us, and as a result, it is difficult to accurately predict customer requirements for cage-free eggs. We are focused on adjusting our cage-free production capacity with a goal of meeting the future needs of our customers in light of changing state requirements and our customer's goals. As always, we strive to offer a product mix that aligns with current and anticipated customer purchase decisions. We are engaging with our customers to help them meet their announced goals and needs. We have invested significant capital in recent years to acquire and construct cage-free facilities, and we expect our focus for future expansion will continue to include cage-free facilities. Our volume of cage-free egg sales has continued to increase and account for a larger share of our product mix. Cage-free egg revenue represented approximately 22.5% of our total net shell egg sales for fiscal year 2025. At the same time, we understand the importance of our continued ability to provide affordable conventional eggs in order to provide our customers with a variety of egg choices and to address hunger in our communities.

Branded Eggs

We are a member of the Eggland's Best, Inc. cooperative ("EB") and produce, market, distribute and sell *Egg-Land's Best*® and *Land O' Lakes*® branded eggs under license from EB at our facilities under EB guidelines. EB hens are fed a proprietary diet and offerings include nutritionally enhanced, cage-free, organic, pasture-raised and free-range eggs. *Land O' Lakes*® branded eggs are produced by hens that are fed a whole-grain vegetarian diet and include brown, organic and cage-free eggs.

In 2024, EB was the third best-selling dairy brand in the U.S. The top three best-selling branded specialty egg SKUs in 2024 were EB branded eggs and seven out of 10 best-selling SKUs were EB branded eggs. In 2024, our sales (including sales from affiliates) represented approximately 50% of EB branded eggs and 46% of *Land O' Lakes*® branded eggs nationwide.

Our *Farmhouse Eggs*® brand eggs are produced at our facilities by hens that are provided with a vegetarian diet. Our offerings of *Farmhouse Eggs*® include cage-free, organic and pasture raised eggs. We market organic, vegetarian and omega-3 eggs under our *4-Grain*® brand, which consists of conventional and cage-free eggs. Our *Sunups*® and *Sunny Meadow*® brands are sold as conventional eggs.

We also produce, market and distribute private label specialty and conventional shell eggs to several customers.

Egg Products and Prepared Foods

Our egg product offerings include liquid and frozen egg products, as well as prepared foods such as hard-cooked eggs, egg wraps, protein pancakes, crepes and wrap-ups. Liquid and frozen egg products are primarily sold to the institutional, foodservice and food manufacturing sectors in the U.S. Prepared foods are sold primarily within the retail and foodservice channels.

During March 2023, MeadowCreek Food, LLC ("Meadowcreek"), a majority-owned subsidiary, began operations with a focus on being a leading provider of hard-cooked eggs. During second fiscal quarter 2025, we acquired the remaining ownership interest in MeadowCreek and it became a wholly-owned subsidiary.

Effective on September 9, 2024, we completed a strategic investment with Crepini LLC, establishing a new egg products and prepared foods venture. Crepini LLC, founded in 2007, grew its brand throughout the U.S. and in Mexico featuring egg wraps, protein pancakes, crepes, and wrap-ups, which are sold online and in over 3,500 retail stores. The new entity, located in Hopewell Junction, New York, operates as Crepini Foods LLC ("Crepini"). We capitalized Crepini with approximately $6.75 million in cash to purchase additional equipment and other assets and fund working capital in exchange for a 51% interest in the new venture. Crepini LLC contributed its existing assets and business in exchange for a 49% interest in the new venture.

Subsequent to fiscal 2025, we acquired Echo Lake Foods for approximately $258 million. Echo Lake Foods is based in Burlington, Wisconsin and produces, packages, markets and distributes prepared foods, including waffles, pancakes, scrambled eggs, frozen cooked omelets, egg patties, toast and diced eggs. For additional information regarding our acquisition of Echo Lake Foods, see Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Acquisitions and Part II. Item 8. Notes to Consolidated Financial Statements, Note 17 - Subsequent Events.

Summary of Product Sales

The following table sets forth the contribution as a percentage of revenue and volumes of dozens sold of conventional and specialty shell eggs and egg products and prepared food sales for the following fiscal years:

	2025		2024		2023	
	Revenue	Volume	Revenue	Volume	Revenue	Volume
Conventional Eggs						
Branded	6.0 %	5.1 %	4.3 %	4.9 %	6.6 %	6.4 %
Private-label	53.8	49.7	46.8	54.4	52.9	52.6
Other	7.1	8.5	4.4	5.8	5.7	6.3
Total Conventional Eggs	66.9 %	63.3 %	55.5 %	65.1 %	65.2 %	65.3 %
Specialty Eggs						
Branded	12.2 %	17.0 %	20.3 %	17.4 %	18.0	20.4 %
Private-label	14.1	17.8	18.5	16.3	11.3	12.9
Other	1.3	1.9	1.0	1.2	1.1	1.4
Total Specialty Eggs	27.6 %	36.7 %	39.8 %	34.9 %	30.4 %	34.7 %
Egg Products and Prepared Foods	4.6 %		3.8 %		3.9 %	

Marketing and Distribution

In fiscal 2025, we sold our products in 40 states through the southwestern, southeastern, mid-western, mid-Atlantic and northeastern regions of the U.S. as well as Puerto Rico through our extensive distribution network to a diverse group of customers, including national and regional grocery store chains, club stores, companies servicing independent supermarkets in the U.S., foodservice distributors and egg product consumers. Some of our sales are completed through co-pack agreements – a common practice in the industry whereby production and processing of certain products are outsourced to another producer.

The majority of eggs sold are based on the daily or short-term needs of our customers. Most sales to established accounts are on payment terms ranging from seven to 30 days. Although we have established long-term relationships with many of our customers, most of them are free to acquire shell eggs from other sources.

The shell eggs we sell are either delivered to our customers' warehouse or retail stores, by our own fleet or contracted refrigerated delivery trucks, or are picked up by our customers at our processing facilities.

We are a member of the Eggland's Best, Inc. cooperative and produce, market, distribute and sell *Egg-Land's Best*® and *Land O' Lakes*® branded eggs directly and through our joint ventures, Specialty Eggs, LLC and Southwest Specialty Eggs, LLC, under exclusive license agreements in Alabama, Arizona, Florida, Georgia, Louisiana, Mississippi and Texas, and in portions of Arkansas, California, Kansas, Nevada, North Carolina, Oklahoma and South Carolina. We also have an exclusive license in New York City in addition to exclusivity in select New York metropolitan areas, including areas within New Jersey and Pennsylvania. As discussed above under "Branded Eggs," we also sell our own *Farmhouse Eggs*® and *4-Grain*® branded eggs.

Customers

Our top three customers accounted for an aggregate of 49.2%, 49.0% and 50.1% of our net sales dollars for fiscal 2025, 2024, and 2023, respectively. Our largest customer, Walmart Inc. (including Sam's Club), accounted for 33.6%, 34.0% and 34.2% of net sales dollars for fiscal 2025, 2024 and 2023, respectively.

For shell egg sales in fiscal 2025, approximately 86% of our revenue related to sales to retail customers and 13% to sales to foodservice providers. Retail customers include primarily national and regional grocery store chains, club stores, and companies servicing independent supermarkets in the U.S. Foodservice customers include primarily companies that sell food products and related items to restaurants, healthcare and education facilities and hotels.

Competition

The production, processing, and distribution of shell eggs is an intensely competitive business, which has traditionally attracted large numbers of producers in the U.S. Shell egg competition is generally based on price, service and product quality. The shell egg production industry remains highly fragmented. According to *Egg Industry Magazine*, the ten largest producers owned approximately 54% of industry table egg layer hens at calendar year-end 2024 and 2023.

Seasonality

Retail sales of shell eggs historically have been highest during the fall and winter months and lowest during the summer months. Prices for shell eggs fluctuate in response to seasonal demand factors and a natural increase in egg production during the spring and early summer. Historically, shell egg prices tend to increase with the start of the school year and tend to be highest prior to holiday periods, particularly Thanksgiving, Christmas and Easter. Consequently, and all other things being equal, we would expect to experience lower selling prices, sales volumes and net income (and may incur net losses) in our first and fourth fiscal quarters ending in August/September and May/June, respectively. Accordingly, we generally expect our need for working capital to be highest during those quarters.

Growth Strategy

Our growth strategy is centered on both organic growth and growth through acquisitions while also diversifying our product portfolio. Organic growth is a core, ongoing focus area for us which is grounded in our culture of operational excellence to streamline workflows, reduce waste, optimize resources and enhance productivity. We are committed to investing in our existing operations to strive for improved profitability by increasing sales, lowering costs and maintaining exceptional customer service. We have continued to grow our production of cage-free shell eggs and other higher value specialty eggs such as pasture-raised, free-range and organic shell eggs. In addition to organic efforts, we believe that we can continue to expand the market reach of our shell egg and egg product businesses, as well as grow our prepared foods business through accretive acquisitions that deliver favorable returns through our operating model emphasizing synergies and efficient operations.

Trademarks and License Agreements

We own the trademarks *Farmhouse Eggs®*, *Sunups®*, *Sunny Meadow®* and *4Grain®*. We produce and market *Egg-Land's Best®* and *Land O' Lakes®* branded eggs under license agreements with EB. We believe these trademarks and license agreements are important to our business.

Government Regulation

Our facilities and operations are subject to regulation by various federal, state, and local agencies, including, but not limited to, the FDA, USDA, Environmental Protection Agency ("EPA"), Occupational Safety and Health Administration ("OSHA") and corresponding state agencies. The applicable regulations relate to grading, quality control, labeling, sanitary control and reuse or disposal of waste. Our shell egg facilities are subject to periodic USDA, FDA, EPA and OSHA inspections. Our feed production facilities are subject to FDA, EPA and OSHA regulation and inspections. We maintain inspection programs and in certain cases utilize independent third-party certification bodies to monitor compliance with regulations, our own standards and customer specifications. It is possible that we will be required to incur significant costs for compliance with such statutes and regulations. In the future, additional rules could be proposed that, if adopted, could increase our costs.

A number of states have passed legislation or regulations mandating minimum space or cage-free requirements for egg production or have mandated the sale of only cage-free eggs and egg products in their states. For further information refer to the heading "Specialty Eggs" within this section.

Environmental Regulation

Our operations and facilities are subject to various federal, state, and local environmental, health and safety laws and regulations governing, among other things, the generation, storage, handling, use, transportation, disposal, and remediation of hazardous materials. Under these laws and regulations, we must obtain permits from governmental authorities, including, but not limited to, wastewater discharge permits. We have made, and will continue to make, capital and other expenditures relating to compliance with existing environmental, health and safety laws and regulations and permits. We are not currently aware of any material capital expenditures necessary to comply with such laws and regulations; however, as environmental, health and safety laws and regulations are becoming increasingly more stringent, including those relating to animal wastes and wastewater discharges, it is possible that we will have to incur significant costs for compliance with such laws and regulations in the future.

Human Capital Resources

As of May 31, 2025, we had 3,828 employees, of whom 3,064 worked in egg production, processing, and marketing, 231 worked in feed mill operations and 533, including our executive officers, were administrative employees. Approximately 3.8% of our personnel are part-time, and we utilize temporary employment agencies and independent contractors to augment our staffing needs when necessary. For fiscal 2025, we had 1,975 average monthly contingent workers. As of May 31, 2025, 43 employees were covered by a collective bargaining agreement. We consider our relations with employees to be good.

Culture and Values

We are proud to be contributing corporate citizens where we live and work and to help create healthy, prosperous communities. Our colleagues help us continue to enhance our community contributions, which are driven by our longstanding culture that strives to promote an environment that upholds integrity and respect and provides opportunities for each colleague to realize full potential. These commitments are encapsulated in the Cal-Maine Foods' *Code of Ethics and Business Conduct* and in our *Human Rights Statement.*

Health and Safety

Our top priority is the health and safety of our employees, who continue to produce high-quality, affordable products for our customers and contribute to a stable food supply. Our enterprise safety committee is comprised of two corporate safety managers, and seven local site compliance managers. The committee that oversees health and safety reviews our written policies and changes to OSHA regulation standards annually and shares information as it relates to outcomes from incidents monthly with all our facilities to improve future performance and our health and safety practices. The committee's goals include working to help ensure that our engagements with customers and regulators evidence our strong commitment to our workers' health and safety.

Our commitment to our colleagues' health includes a strong commitment to on-site worker safety, including a focus on accident prevention and life safety. Our Safety and Health Program is designed to promote best practices that help prevent and minimize workplace accidents and illnesses. The scope of our Safety and Health Program applies to all enterprise colleagues. Additionally, to help protect the health and well-being of our colleagues and people in our value chain, we require that any contractors or vendors acknowledge and agree to comply with the guidelines governed by our Safety and Health Program. At each of our locations, our general managers are expected to uphold and implement our Safety and Health Program in alignment with OSHA requirements. We believe that this program, which is reviewed annually by our senior management team, contributes to strong safety outcomes. As part of our Safety and Health Program, we conduct multi-lingual training that covers topics such as slip-and-fall avoidance, respiratory protection, prevention of hazardous communication of chemicals, the proper use of personal protective equipment, hearing conservation, emergency response, lockout and tagout of equipment and forklift safety, among others. We have also installed dry hydrogen peroxide biodefense systems in our processing facilities to help protect our colleagues' respiratory health. To help drive our focus on colleague safety, we developed safety committees at each of our sites with employee representation from each department.

We review the success of our safety programs on a monthly basis to monitor their effectiveness and the development of any trends that need to be addressed.

People

Our strength as a company comes from our employees at all levels and we have a long-established culture that values each individual's contributions and encourages productivity and growth. This culture is driven by our Board of Directors (the "Board") and executive management team. Our Policy against Harassment, Discrimination, Unlawful or Unethical Conduct and Retaliation; Reporting Procedure affirms our commitment to supporting our employees regardless of race, color, religion, sex, national origin or any other basis protected by applicable law.

We are an Equal Opportunity Employer that prohibits any violation of applicable federal, state, or local law regarding employment. Discrimination on any basis protected by applicable law is prohibited. We maintain strong protocols to help our colleagues perform their jobs free from harassment and discrimination. We are committed to offering our colleagues opportunities commensurate with our operational needs and their experiences, goals and contributions.

Recruitment, Development and Retention

We believe in compensating our colleagues with fair and competitive wages, in addition to offering competitive benefits. Approximately 79% of our employees are paid at hourly rates, which are all paid at rates above the federal minimum wage requirement. We offer our full-time eligible employees a range of benefits, including company-paid life insurance. The Company provides a comprehensive self-insured health plan and pays approximately 76% of the costs of the plan for participating employees and their families as of December 31, 2024. Recent benchmarking of our health plan indicates comparable benefits, at lower employee contributions, when compared to an applicable Agriculture and Food Manufacturing sector grouping, as well as peer group data. In addition, we offer employees the opportunity to purchase an extensive range of other group plan benefits, such as dental, vision, accident, critical illness, disability and voluntary life. After six months of employment, full-time employees who meet eligibility requirements may elect to participate in our KSOP retirement plan, which offers a range of investment alternatives and includes many positive features, such as automatic enrollment with scheduled automatic contribution increases and loan provisions. Regardless of the employees' elections to contribute to the KSOP, the Company contributes shares of Company stock or cash equivalent at 3% of participants' eligible compensation for each pay period that hours are worked.

We provide extensive training and development related to safety, regulatory compliance, and task training. We invest in developing our future leaders through our Management Intern, Management Trainee and informal mentoring programs.

Sustainability

We understand that climate, and the potential consequences of climate change, freshwater availability and preservation of global biodiversity, in addition to responsible management of our flocks, are vital to the production of high-quality eggs and egg products and to the success of the Company. We have engaged in agricultural production for more than 60 years. Our agricultural practices continue to evolve as we continue to strive to meet the need for nutritious, affordable foods to feed a growing population even as we exercise responsible natural resource stewardship and conservation. We published our most recent sustainability report for our fiscal 2024 in July 2025, which is available on our website. Information contained on our website is not a part of this report on Form 10-K.

Our Corporate Information

We maintain a website at www.calmainefoods.com where general information about our business and corporate governance matters is available. The information contained in our website is not a part of this report. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available, free of charge, through our website as soon as reasonably practicable after we file them with, or furnish them to, the SEC. In addition, the SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Cal-Maine Foods, Inc. is a Delaware corporation, incorporated in 1969.

ITEM 1A. RISK FACTORS

Our business and results of operations are subject to numerous risks and uncertainties, many of which are beyond our control. The following is a description of the known factors that may materially affect our business, financial condition or results of operations. They should be considered carefully, in addition to the information set forth elsewhere in this Annual Report on Form 10-K, including under Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, in making any investment decisions with respect to our securities. Additional risks or uncertainties that are not currently known to us, or that we are aware of but currently deem to be immaterial or that could apply to any company could also materially adversely affect our business, financial condition or results of operations.

INDUSTRY RISK FACTORS

Market prices of wholesale shell eggs are volatile, and decreases in these prices can adversely impact our revenues and profits.

Our operating results are significantly affected by wholesale shell egg market prices, which fluctuate widely and are outside our control. As a result, our prior performance should not be presumed to be an accurate indication of future performance. Under certain circumstances, small increases in production, or small decreases in demand, within the industry might have a large adverse effect on shell egg prices. Low shell egg prices adversely affect our revenues and profits.

Market prices for wholesale shell eggs have been volatile and cyclical. Shell egg prices have risen in the past during periods of high demand such as the initial outbreak of the COVID-19 pandemic and periods when high protein diets are popular. Shell egg prices have also risen during periods of constrained supply, such as during outbreaks of highly pathogenic avian influenza ("HPAI"). During times when prices are high, the egg industry has typically geared up to produce more eggs, primarily by increasing the number of layers, which historically has ultimately resulted in an oversupply of eggs, leading to a period of lower prices.

As discussed above in Part I. Item 1. Business – Seasonality, seasonal fluctuations impact shell egg prices. Therefore, comparisons of our sales and operating results between different quarters within a single fiscal year are not necessarily meaningful comparisons.

A decline in consumer demand for shell eggs can negatively impact our business.

We believe high-protein diet trends, industry advertising campaigns, the improved nutritional reputation of eggs and an increase in at-home consumption of eggs during the COVID-19 pandemic, have all contributed at one time or another to increased shell egg demand. However, it is possible that the demand for shell eggs will decline in the future. Adverse publicity relating to health or safety concerns and changes in the perception of the nutritional value of shell eggs, changes in consumer views regarding consumption of animal-based products, as well as movement away from high protein diets, could adversely affect demand for shell eggs, which could have a material adverse effect on our future results of operations and financial condition.

Feed costs are volatile and increases in these costs can adversely impact our results of operations.

Feed costs are the largest element of our shell egg (farm) production cost, ranging from 53% to 63% of total farm production cost in the last five fiscal years.

Although feed ingredients, primarily corn and soybean meal, are available from a number of sources, we do not have control over the prices of the ingredients we purchase, which are affected by weather, various global and U.S. supply and demand factors, transportation and storage costs, speculators, agricultural, energy and trade policies in the U.S. and internationally, and global instability, including as a result of the war in Ukraine, the conflicts involving Israel and Iran and attacks on shipping in the Red Sea. For example, while feed costs declined during fiscal 2025, we saw higher prices for corn and soybean meal over the last five fiscal years as a result of weather-related shortfalls in production and yields, ongoing supply chain disruptions, and the Russia-Ukraine war and its impact on the export markets. Our costs for corn and soybean meal are also affected by local basis prices.

Increases in feed costs unaccompanied by increases in the selling price of eggs can have a material adverse effect on the results of our operations and cash flow. Alternatively, low feed costs can encourage egg industry overproduction, possibly resulting in lower egg prices and lower revenue.

Agricultural risks, including outbreaks of avian diseases such as HPAI, have harmed and in the future could harm our business.

Our shell egg production activities are subject to a variety of agricultural risks. Unusual or extreme weather conditions, disease and pests can materially and adversely affect the quality and quantity of shell eggs we produce and distribute. Outbreaks of avian influenza among poultry occur periodically worldwide and have occurred sporadically in the U.S. Recent HPAI outbreaks in the U.S. caused significant depopulation of U.S. commercial table egg layer flocks, lower shell egg supplies and higher shell egg prices. During the third and fourth quarters of fiscal 2024, we experienced HPAI outbreaks within our facilities located in Kansas and Texas, which are now fully operational. For additional information, refer to Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – HPAI.

We maintain controls and procedures designed to reduce the risk of exposing our flocks and employees to harmful diseases; however, despite these efforts, outbreaks of avian diseases can and do still occur and have adversely impacted, and may in the future adversely impact, the health of our flocks and could in the future adversely impact the health of our employees. Continued or intensified spread of HPAI could have a material adverse impact on our financial results by increasing government restrictions on the sale and distribution of our products and requiring us to euthanize the affected layers. Negative publicity from outbreaks within our industry can negatively impact customer perception. If a substantial portion of our layers or production facilities are affected by any of these factors in any given quarter or year, our business, financial condition, and results of operations could be materially and adversely affected.

Shell eggs and shell egg products are susceptible to microbial contamination, and we may be required to, or we may voluntarily, recall contaminated products.

Shell eggs and shell egg products are vulnerable to contamination by pathogens such as Salmonella Enteritidis. The Company maintains policies and procedures designed to comply with the complex rules and regulations governing egg production, such as The Final Egg Rule issued by the FDA "Prevention of Salmonella Enteritidis in Shell Eggs During Production, Storage, and Transportation," and the FDA's Food Safety Modernization Act. Shipment of contaminated products, even if inadvertent, could result in a violation of law and lead to increased risk of exposure to product liability claims, product recalls and scrutiny by federal and state regulatory agencies. We have little, if any, control over proper handling once the product has been shipped or delivered. In addition, products purchased from other producers could contain contaminants that might be inadvertently redistributed by us. This has occurred in the past and we were required to recall eggs redistributed to our customers. As such, we might decide or be required to recall a product if we, our customers or regulators believe it poses a potential health risk. Any product recall could result in a loss of consumer confidence in our products, adversely affect our reputation with existing and potential customers and have a material adverse effect on our business, results of operations and financial condition. We currently maintain insurance with respect to certain of these risks, including product liability insurance, business interruption insurance, product recall insurance and general liability insurance, but in many cases such insurance is expensive, difficult to obtain and no assurance can be given that such insurance can be maintained in the future on acceptable terms, or in sufficient amounts to protect us against losses due to any such events, or at all.

Our profitability may be adversely impacted by increases in other input costs such as packaging materials, delivery expenses, construction materials and equipment, including as a result of inflation and tariffs.

In addition to feed ingredient costs, other significant input costs include costs of packaging materials and delivery expenses. Our costs of packing materials increased during the past three fiscal years due to inflation and higher labor costs, and during 2022 also as a result of supply chain constraints initially caused by the pandemic, and these costs may continue to increase. We also experienced increases in delivery expenses during fiscal 2023 and 2022 due to increases in fuel and labor costs for both our fleet and contract trucking, and these costs may continue to increase. Changes in U.S. trade and tariffs policies may cause higher costs for construction materials, equipment, packaging and other items. Increases in these costs are largely outside of our control and could have a material adverse effect on our profitability and cash flow.

BUSINESS AND OPERATIONAL RISK FACTORS

Our acquisition growth strategy subjects us to various risks.

As discussed in Part I. Item I. Business – Growth Strategy, we plan to continue to pursue a growth strategy that includes, in part, selective acquisitions of other businesses engaged in the production and sale of shell eggs, with a priority on those that will facilitate our ability to expand our cage-free shell egg production capabilities in key locations and markets. We may over-estimate or under-estimate the demand for cage-free eggs, which could cause our acquisition strategy to be less-than-optimal for our future growth and profitability. The number of existing businesses with cage-free capacity that we may be able to purchase is limited, as most production of shell eggs by other companies in our markets currently does not meet customer demands or legal requirements to be designated as cage-free. Conversely, if we acquire cage-free production capacity, which is more expensive to purchase and operate, and customer demands or legal requirements for cage-free eggs were to change, the resulting lack of demand for cage-free eggs may result in higher costs and lower profitability.

Acquisitions require capital resources and can divert management's attention from our existing business. Acquisitions also entail an inherent risk that we could become subject to contingent or other liabilities, including liabilities arising from events or conduct prior to our acquisition of a business that were unknown to us at the time of acquisition. We could incur significantly greater expenditures in integrating an acquired business than we anticipated at the time of its purchase.

We cannot assure you that we:

- will identify suitable acquisition candidates;
- can consummate acquisitions on acceptable terms;
- can successfully integrate an acquired business into our operations; or
- can successfully manage the operations of an acquired business.

No assurance can be given that businesses we acquire in the future will contribute positively to our results of operations or financial condition. In addition, federal antitrust laws require regulatory approval of acquisitions that exceed certain threshold levels of significance, and we cannot guarantee that such approvals would be obtained.

The consideration we pay in connection with any acquisition affects our financial results. If we pay cash, we could be required to use a portion of our available cash or credit facility to consummate the acquisition. To the extent we issue shares of our Common Stock, existing stockholders may be diluted. In addition, acquisitions may result in additional debt. Our ability to access any additional capital that may be needed for an acquisition may be adversely impacted by higher interest rates and economic uncertainty.

We may not realize the anticipated benefits of our acquisition of Echo Lake Foods and our strategy to diversify our product mix to include more prepared foods.

As discussed elsewhere in this report, we completed our acquisition of Echo Lake Foods on June 2, 2025. Although we had already diversified our business with some prepared foods product offerings, the acquisition of Echo Lake Foods represented a significant expansion of this strategy. Accordingly, we may experience unexpected challenges in integrating and managing the business of Echo Lake Foods. Integrating Echo Lake Foods' business may be more costly or time consuming than we expect. Even if the business of Echo Lake Foods is successfully integrated, we may not realize the benefits we expect from the acquisition, including the synergies, cost savings, reduction in earnings volatility, margin expansion, financial returns, expanded customer relationships, or sales or growth opportunities. Our experience managing prepared foods businesses is much more limited than our experience managing our shell egg and egg products businesses, and our strategy to diversity our product mix to include more prepared foods may not produce the favorable financial and other results that we anticipate. For additional information regarding our acquisition of Echo Lake Foods, see Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Acquisitions and Part II. Item 8. Notes to Consolidated Financial Statements, Note 17 - Subsequent Events.

Global or regional health crises including pandemics or epidemics could have an adverse impact on our business and operations.

The effects of global or regional pandemics or epidemics can significantly impact our operations. Although demand for our products could increase as a result of restrictions such as travel bans and restrictions, quarantines, shelter-in-place orders, and business and government shutdowns, which can prompt more consumers to eat at home, these restrictions could also significantly increase our cost of doing business due to labor shortages, supply-chain disruptions, increased costs and decreased availability of packaging supplies or feed, and increased medical and other costs. We experienced these impacts as a result of the COVID-19 pandemic, primarily during our fiscal years 2020 and 2021. The pandemic recovery also contributed to higher inflation and interest rates, which persist and may continue to persist. The impacts of health crises are difficult to predict and depend on numerous factors including the severity, length and geographic scope of the outbreak, resurgences of the disease and variants, availability and acceptance of vaccines, and governmental, business and individuals' responses. A resurgence of COVID-19 and/or variants, or any future major public health crisis, would disrupt our business and could have a material adverse effect on our financial results.

Our largest customers have accounted for a significant portion of our net sales volume. Accordingly, our business may be adversely affected by the loss of, reduced purchases by, or pricing pressure from, one or more of our large customers.

Our customers, such as supermarkets, warehouse clubs and food distributors, have continued to consolidate and consolidation is expected to continue. These consolidations have produced larger customers and potential customers with increased buying power that are more capable of operating with reduced inventories, opposing price increases, and demanding lower pricing, increased promotional programs and specifically tailored products. Because of these trends, our volume growth could slow or we may need to lower prices or increase promotional spending for our products, any of which could adversely affect our financial results.

Our top three customers accounted for an aggregate of 49.2%, 49.0% and 50.1% of our net sales dollars for fiscal 2025, 2024 and 2023, respectively. Our largest customer, Walmart Inc. (including Sam's Club), accounted for 33.6%, 34.0% and 34.2% of net sales dollars for fiscal 2025, 2024 and 2023, respectively. Although we have established long-term relationships with most of our customers who continue to purchase from us based on our ability to service their needs, they are generally free to acquire shell eggs from other sources. If, for any reason, one or more of our large customers were to purchase significantly less of our shell eggs in the future, terminate their purchases from us or demand significantly lower pricing, and we were not able to sell our shell eggs to new customers at comparable levels, it would have a material adverse effect on our business, financial condition, and results of operations.

The recent high market prices for eggs, primarily caused by the HPAI-related reduction in supply, led to pressure from customers to change long-standing market-based pricing frameworks and/or otherwise reduce the price of our eggs. A material change in our sales arrangements with key customers could have a material adverse effect on our revenues, gross profits and net income. Other reactions to high egg prices, including by state or federal government agencies, may also adversely impact our business.

Market prices for wholesale shell eggs have been volatile and cyclical over time. Market prices for eggs tend to increase during and following outbreaks of agricultural diseases in the egg industry that reduce the supply of eggs, which has occurred during the current HPAI outbreak, until the supply and demand balance is restored. Many of our sales arrangements with customers, particularly for conventional eggs, are based on formulas that take into account, in varying ways, independently quoted regional wholesale market prices for eggs. The recent high market prices for eggs have led to pressure from customers to change longstanding market-based pricing frameworks and/or otherwise reduce the price of our eggs. To remain competitive and retain our customers and gain new ones, we must consider our customer relationships and the reactions and potential reactions of competitors. A material change in our sales arrangements with key customers could have a material adverse effect on our revenues and gross profits.

Other reactions to high egg prices may also adversely impact our business. On February 26, 2025, the U.S. Secretary of Agriculture announced a $1 billion comprehensive strategy to curb HPAI, protect the U.S. poultry industry, and lower egg prices. The Secretary's five-pronged strategy includes an additional $500 million for biosecurity measures, $400 million in financial relief for affected farmers, and $100 million for vaccine research, actions to reduce regulatory burdens, and exploring temporary egg import options. In March 2025, we received a civil investigative demand in connection with a widely publicized investigation by the Antitrust Division of the Department of Justice ("DOJ") into the causes behind nationwide increases in egg prices. In addition, persistent high egg prices may cause some consumers to purchase fewer eggs. Persistent high-price cycles and the existence of the DOJ investigation may also increase attention on the egg industry, and the Company specifically, by state and federal government agencies, which may lead to additional government investigations or related activities. The potential impacts of these reactions on our business are unclear, unpredictable and may divert our resources and attention from our core business activities, and they may have an adverse effect that could be material.

Our business is highly competitive.

The production and sale of fresh shell eggs, which accounted for 94.3% to 95.3% of our net sales in our last three fiscal years, is intensely competitive. We compete with a large number of competitors that may prove to be more successful than we are in producing, marketing and selling shell eggs. We cannot provide assurance that we will be able to compete successfully with any or all of these companies. Increased competition could result in price reductions, greater cyclicality, reduced margins and loss of market share, which would negatively affect our business, results of operations, and financial condition. In addition, our growth strategy includes expansion of our product offerings including prepared foods. The prepared foods business is intensely competitive and includes competition from other prepared food companies and other suppliers of prepared and convenience foods including restaurants, grocery stores and convenience stores, many of which have more experience operating prepared and convenience foods businesses.

We are dependent on our management team, and the loss of any key member of this team may adversely affect the implementation of our business plan in a timely manner.

Our success depends largely upon the continued service of our senior management team. The loss or interruption of service of one or more of our key executive officers could adversely affect our ability to manage our operations effectively and/or pursue our growth strategy. We have not entered into any employment or non-compete agreements with any of our executive officers. Competition could cause us to lose talented employees, and unplanned turnover could deplete institutional knowledge and result in increased costs due to increased competition for employees.

Our business is dependent on our information technology systems and software, and failure to protect against or effectively respond to cyber-attacks, security breaches, or other incidents involving those systems, could adversely affect day-to-day operations and decision making processes and have an adverse effect on our performance and reputation.

The efficient operation of our business depends on our information technology systems, which we rely on to effectively manage our business data, communications, logistics, accounting, regulatory and other business processes. If we do not allocate and effectively manage the resources necessary to build and sustain an appropriate technology environment, our business, reputation, or financial results could be negatively impacted. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including systems failures, natural disasters, terrorist attacks, viruses, ransomware, security breaches or cyber incidents. Cyber-attacks are becoming more sophisticated and are increasing in the number of attempts and frequency by groups and individuals with a wide range of motives. We have experienced and expect to continue to experience attempted cyber-attacks of our information technology systems or networks.

We regularly engage with third-party service providers as part of our operations to provide a high level of service to our customers. We have implemented certain practices and policies to minimize the potential risks associated with the exchange of information with contracted vendors. Despite these practices and policies, we cannot guarantee that information technology systems of our third-party service providers will prevent and detect all cybersecurity breaches and incidents. Although we require third-party service providers to notify us upon a potential breach or incident, there is a potential risk that our business, reputation, or financial results could be negatively impacted by cybersecurity incidents at their businesses.

Additionally, future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated businesses, and it may be difficult to integrate businesses into our information technology environment and security program.

Our information technology systems also subject us to numerous data privacy obligations. We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy obligations. If we or the third parties on which we rely fail, or are perceived to have failed, to address or comply with applicable data privacy obligations, we could face significant consequences, including but not limited to government enforcement actions and litigation. A security breach of sensitive information could result in damage to our reputation and our relations with our customers or employees. Any such damage or interruption could have a material adverse effect on our business.

Technology and related business and regulatory requirements continue to change rapidly. Failure to update or replace legacy systems to address these changes could result in increased costs, including remediation costs, system downtime, third party litigation, regulatory actions or cyber security vulnerabilities which could have a material adverse effect on our business.

Labor shortages or increases in labor costs could adversely impact our business and results of operations.

Our success is dependent upon recruiting, motivating, and retaining staff to operate our farms. Approximately 79% of our employees are paid at hourly rates, often in entry-level positions. While all our employees are paid at rates above the federal minimum wage requirements, any significant increase in local, state or federal minimum wage requirements could increase our labor costs. In addition, any regulatory changes requiring us to provide additional employee benefits or mandating increases in other employee-related costs, such as unemployment insurance or workers compensation, would increase our costs. A shortage in the labor pool, which may be caused by competition from other employers, the remote locations of many of our farms, decreased labor participation rates or changes in government-provided support or immigration laws or policies, particularly in times of lower unemployment, could adversely affect our business and results of operations. A shortage of labor available to us could cause our farms to operate with reduced staff, which could negatively impact our production capacity and efficiencies. In fiscal 2022, our labor costs increased primarily due to the COVID-19 pandemic and its effects, which caused us to increase wages in response to labor shortages. In fiscal 2024 and 2025, labor wages continued to rise due to inflation and low unemployment. Accordingly, any significant labor shortages or increases in our labor costs could have a material adverse effect on our results of operations.

LEGAL AND REGULATORY RISK FACTORS

Pressure from animal rights groups regarding the treatment of animals may subject us to additional costs to conform our practices to comply with developing standards or subject us to marketing costs to defend challenges to our current practices and protect our image with our customers. In particular, changes in customer preferences and state legislation have accelerated an increase in demand for cage-free eggs, which increases uncertainty in our business and increases our costs.

We and many of our customers face pressure from animal rights groups, such as People for the Ethical Treatment of Animals and the Humane Society of the United States, to require companies that supply food products to operate their businesses in a manner that treats animals in conformity with certain standards developed or approved by these groups. In general, we may incur additional costs to conform our practices to address these standards or to defend our existing practices and protect our image with our customers. The standards promoted by these groups change over time, but typically require minimum cage space for hens, among other requirements, and some of these groups have led successful legislative efforts to ban any form of caged housing in various states.

As discussed in Part I. Item 1. Business - Government Regulation, ten states have passed minimum space and/or cage-free requirements for hens, and other states are considering such requirements. In addition, a significant number of our customers have announced goals to either exclusively offer cage-free eggs or significantly increase the volume of cage-free egg sales in the future, subject in most cases to availability of supply, affordability and consumer demand, among other contingencies. While we anticipate that our retail and foodservice customers will continue to transition to selling cage-free eggs given publicly stated goals, there is no assurance that this transition will take place or take place according to the timeline of current cage-free goals. For example, customers may accelerate their transition to stocking cage-free eggs, which may challenge our ability to meet the cage-free volume needs of those customers and result in a loss of shell egg sales. Similarly, customers who commit to stock greater proportional quantities of cage-free eggs are under no obligation to continue to do so, which may result in an oversupply of cage-free eggs and result in lower specialty egg prices, which could reduce the return on our capital investment in cage-free production. In addition, on July 9, 2025, the DOJ filed a lawsuit against the State of California alleging that California's cage-free laws "impose burdensome red tape on the production of eggs and poultry products nationally in violation of the Supremacy Clause of the U.S. Constitution" and lead to higher egg prices for U.S. consumers. The outcome of this litigation could further complicate and the cage-free egg landscape and affect our ability to successfully navigate these issues.

Changing our infrastructure and operating procedures to conform to consumer preferences, customer demands, laws and challenges to these laws. has resulted and will continue to result in additional costs, including capital and operating cost increases. The USDA reported that the estimated U.S. cage-free flock was 129.2 million hens as of May 31, 2025, which is approximately 44.9% of the total U.S. table egg layer hen population. According to the USDA Agricultural Marketing Service, as of December 2024 approximately 221.4 million hens, or about 73% of the U.S. non-organic laying flock would have to be in cage-free production to meet projected cage-free commitments from the retailers, foodservice providers and food manufacturers that have stated goals to transition to cage-free eggs.

In response to our customers' announced goals and increased legal requirements for cage-free eggs, we have increased capital expenditures to increase our cage-free production capacity. We are also enhancing our focus on cage-free capacity when considering acquisition opportunities. Our customers typically do not commit to long-term purchases of specific quantities or type of eggs with us, and as a result, we cannot predict with any certainty which types of eggs they will require us to supply in future periods. The production of cage-free eggs is more costly than the production of conventional eggs, and these higher production costs contribute to the prices of cage-free eggs, which historically have typically been higher than conventional egg prices. Many consumers prefer to buy less expensive conventional shell eggs. These consumer preferences, in addition to the regulatory landscape, may in turn influence our customers' future needs for cage-free and conventional eggs. Due to these uncertainties, we may over-estimate future demand for cage-free eggs, which could increase our costs unnecessarily, or we may under-estimate future demand for cage-free eggs, which could harm us competitively. If our competitors obtain non-cancelable long-term contracts to provide cage-free eggs to our existing or potential customers, then there may be decreased demand for our cage-free eggs due to these lost potential sales. If we and our competitors increase cage-free egg production and there is no commensurate increase in demand for cage-free eggs, this overproduction could lead to an oversupply of cage-free eggs, reducing the sales price for specialty eggs and our return on capital investments in cage-free production.

Failure to comply with applicable governmental regulations, including environmental regulations, could harm our operating results, financial condition, and reputation. Further, we may incur significant costs to comply with any such regulations.

We are subject to federal, state and local regulations relating to grading, quality control, labeling, sanitary control, waste disposal, and other areas of our business. As a fully-integrated shell egg producer, our shell egg facilities are subject to regulation and inspection by the USDA, OSHA, EPA and FDA, as well as state and local health and agricultural agencies, among others. All of our shell egg production and feed mill facilities are subject to FDA, EPA and OSHA regulation and inspections. In addition, rules are often proposed that, if adopted as proposed, could increase our costs.

Our operations and facilities are subject to various federal, state and local environmental, health, and safety laws and regulations governing, among other things, the generation, storage, handling, use, transportation, disposal, and remediation of hazardous materials. Under these laws and regulations, we are required to obtain permits from governmental authorities, including, but not limited to wastewater discharge permits and manure and litter land applications.

If we fail to comply with applicable laws or regulations, or fail to obtain necessary permits, we could be subject to significant fines and penalties or other sanctions, our reputation could be harmed, and our operating results and financial condition could be materially adversely affected. In addition, because these laws and regulations are becoming increasingly more stringent, it is possible that we will be required to incur significant costs for compliance with such laws and regulations in the future.

Climate change and legal or regulatory responses may have an adverse impact on our business and results of operations.

Extreme weather events, such as derechos, wildfires, drought, tornadoes, hurricanes, storms, floods or other natural disasters could materially and adversely affect our operating results and financial condition. In fact, derechos, fires, floods, tornadoes and hurricanes have affected our facilities or the facilities of other egg producers in the past. Increased global temperatures and more frequent occurrences of extreme weather events, which may be exacerbated by climate change, may cause crop and livestock areas to become unsuitable, including due to water scarcity or high or unpredictable temperatures, which may result in much greater stress on food systems and more pronounced food insecurity globally. Lower global crop production, including corn and soybean meal, which are the primary feed ingredients that support the health of our animals, may result in significantly higher prices for these commodity inputs, impact our ability to source the commodities we use to feed our flocks, and negatively impact our ability to maintain or grow our operations. Climate change may increasingly expose workers and animals to high heat and humidity stressors that adversely impact poultry production and our costs. Increased greenhouse gas emissions may also negatively impact air quality, soil quality and water quality, which may hamper our ability to support our operations, particularly in higher water- and soil-stressed regions.

Increasing frequency of severe weather events, whether tied to climate change or any other cause, may negatively impact our ability to raise poultry and produce eggs profitably or to operate our transportation and logistics supply chains. Regulatory controls and market pricing may continue to drive the costs of fossil-based fuels higher, which could negatively impact our ability to source commodities necessary to operate our farms or plants and our current fleet of vehicles. These changes may cause us to change, significantly, our day-to-day business operations and our strategy. Climate change and extreme weather events may also impact demand for our products given evolution of consumer food preferences. Even if we take measures to position our business in anticipation of such changes, future compliance with legal or regulatory requirements may require significant management time, oversight and enterprise expense. We may also incur significant expense tied to regulatory fines if laws and regulations are interpreted and applied in a manner that is inconsistent with our business practices. We can make no assurances that our efforts to prepare for these adverse events will be in line with future market and regulatory expectations and our access to capital to support our business may also be adversely impacted.

Current and future litigation and other legal matters could expose us to significant liabilities and adversely affect our business reputation.

We and certain of our subsidiaries are involved in various legal proceedings and other legal matters. Litigation, government investigations and other legal matters are inherently unpredictable, and although we believe we have meaningful defenses in these matters, we may incur liabilities due to adverse judgments or penalties or we may enter into settlements of claims, which could have a material adverse effect on our results of operations, cash flow and financial condition. For a discussion of our ongoing legal proceedings see Part I. Item 3. Legal Proceedings below and Part II. Item 8. Notes to the Consolidated Financial Statements, Note 16 – Commitments and Contingencies. Such lawsuits, investigations and other legal matters are expensive to respond to and defend, divert management's attention, and may result in significant adverse judgments, penalties or settlements. Legal proceedings may expose us to negative publicity, which could adversely affect our business reputation and customer preference for our products and brands.

FINANCIAL AND ECONOMIC RISK FACTORS

Weak or unstable economic conditions, including continued high inflation and interest rates, could negatively impact our business.

Weak or unstable economic conditions, including continued high inflation and interest rates, may adversely affect our business by:

- Limiting our access to capital markets or increasing the cost of capital we may need to grow or operate our business;
- Changing consumer spending and habits and demand for eggs, particularly higher-priced eggs;
- Restricting the supply of energy sources or increasing our cost to procure energy; or
- Reducing the availability of feed ingredients, packaging material, and other raw materials, or increasing the cost of these items.

Deterioration of economic conditions could also negatively impact:

- The financial condition of our suppliers, which may make it more difficult for them to supply raw materials;
- The financial condition of our customers, which may decrease demand for eggs or increase our bad debt expense; or
- The financial condition of our insurers, which could increase our cost to obtain insurance, and/or make it difficult for or insurers to meet their obligations in the event we experience a loss due to an insured peril.

According to the U.S. Bureau of Labor Statistics, from May 2021 to May 2022, the Consumer Price Index for All Urban Consumers ("CPI-U") increased 8.5 percent, the largest 12-month increase since the period ending December 1981. The CPI-U increased 4.1%, 3.3%, and 2.4% annually from May 2022 to May 2025. Inflationary costs have increased our input costs, and if we are unable to pass these costs through to the customer it could have an adverse effect on our business.

We hold significant cash balances in deposit accounts with deposits in excess of the amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). In the event of a bank failure at an institution where we maintain deposits in excess of the FDIC-insured amount, we may lose such excess deposits.

The loss of any registered trademark or other intellectual property could enable other companies to compete more effectively with us.

We utilize intellectual property in our business. For example, we own the trademarks *Farmhouse Eggs®*, *4Grain®, Sunups®*, and *Sunny Meadow®*. We produce and market *Egg-Land's Best®* and *Land O' Lakes®* under license agreements with EB. We have invested a significant amount of money in establishing and promoting our trademarked brands. The loss or expiration of any intellectual property could enable our competitors to compete more effectively with us by allowing them to make and sell products substantially similar to those we offer. This could negatively impact our ability to produce and sell those products, thereby adversely affecting our operations.

Impairment in the carrying value of goodwill or other assets could negatively affect our results of operations or net worth.

Goodwill represents the excess of the cost of business acquisitions over the fair value of the identifiable net assets acquired. Goodwill is reviewed at least annually for impairment by assessing qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. As of May 31, 2025, we had $46.8 million of goodwill. While we believe the current carrying value of this goodwill is not impaired, future goodwill impairment charges could adversely affect our results of operations in any particular period and our net worth.

Events beyond our control such as extreme weather and natural disasters could negatively impact our business.

Fire, bioterrorism, pandemics, extreme weather or natural disasters, including droughts, floods, excessive cold or heat, water rights restrictions, hurricanes or other storms, could impair the health or growth of our flocks, decrease production or availability of feed ingredients, or interfere with our operations due to power outages, fuel shortages, discharges from overtopped or breached wastewater treatment lagoons, damage to our production and processing facilities, labor shortages or disruption of transportation channels, among other things. Any of these factors could have a material adverse effect on our financial results.

RISK FACTORS RELATING TO OUR COMMON STOCK

Provisions of our certificate of incorporation, bylaws, and Delaware law may make an acquisition of us or a change in our management more difficult.

Certain provisions of our certificate of incorporation and bylaws could discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which an investor might otherwise receive a premium for its shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of our Common Stock, thereby depressing the market price of our Common Stock. Stockholders who wish to participate in these transactions may not have the opportunity to do so. Furthermore, these provisions could prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions:

- provide for the division of the Board into three classes as nearly equal in size as practicable with staggered three-year terms and limit the removal of directors and the filling of vacancies;
- authorize our Board to set the terms of and issue preferred stock, without stockholder approval, that could be issued to persons friendly to management or could operate as a "poison pill" to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that is not approved by our Board;
- prohibit stockholder action by written consent;
- prohibit stockholders from calling special meetings of stockholders;
- establish advance notice requirements for stockholder nominations to our Board or for stockholder proposals that can be acted on at stockholder meetings; and
- require the approval of the holders of at least 66-2/3% of the voting power of all then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, in order to amend our certificate of incorporation and bylaws.

In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may, unless certain criteria are met, prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a prescribed period of time.

The loss of controlled company status could disrupt our business.

Until April 14, 2025, our Company was controlled by members of the family of our founder, Fred R. Adams, Jr. since its founding and since it became a public company. As described in Part II. Item 8. Notes to the Consolidated Financial Statements, Note 11 – Equity, on April 14, 2025, the Company ceased to be a "controlled company" under the rules of The Nasdaq Stock Market when all of the outstanding shares of Class A Common Stock, all of which were controlled by the family, were converted to Common Stock. Immediately prior thereto, members of the family-controlled shares of Class A Common Stock and Common Stock that resulted in voting power of 53.2%. After the conversion of the Class A Common Stock and the subsequent sale by family members in a registered public offering of 2,978,740 shares of Common Stock on April 17, 2025, and as reported on an amendment to Schedule 13D, the family beneficially owned approximately 6.1% of our outstanding Common Stock. Adolphus B. Baker, Board Chair and a family member, has indicated that he is willing to serve as executive Board Chair at least through our 2027 annual meeting of stockholders. The effect of the loss of controlled company status on the trading price of our Common Stock and on our business is uncertain, including our ability to retain and hire key personnel and maintain relationships with customers and suppliers, and on our operating results. In addition, our business may be more likely to be disrupted by persons seeking to influence or effect a change of control, change of management or change in governance of our Company. Any such disruptions to our business could have a material adverse effect on our operations and financial results.

The price of our Common Stock may be affected by the availability of shares for sale in the market, and investors may experience significant dilution as a result of future issuances of our securities, which could materially and adversely affect the market price of our Common Stock.

The sale or availability for sale of substantial amounts of our Common Stock could adversely impact the price of our Common Stock. Our Fourth Amended and Restated Certificate of Incorporation authorizes us to issue 120,000,000 shares of our Common Stock and 10,000,000 shares of preferred stock. As of July 22, 2025, there were 48,497,477 shares of our Common Stock outstanding and no shares of preferred stock outstanding. Accordingly, a substantial number of shares of our Common Stock remain authorized for issuance and could become available for sale in the market. Our Fourth Amended and Restated Certificate of Incorporation authorizes our Board to set the terms of and issue preferred stock, without stockholder approval, and such shares if issued could dilute the voting and economic interests of holders of Common Stock. In addition, 2,791,854 shares of our Common Stock held by the family of our late founder remain subject to the registration rights provided by the Agreement Regarding Conversion, dated February 25, 2025, by and among the Company, DLNL, LLC and such family members. Also, we may be obligated to issue additional shares of our Common Stock in connection with employee benefit plans (including equity incentive plans or under our KSOP).

In the future, we may decide to raise capital through offerings of our Common Stock, preferred stock, additional securities convertible into or exchangeable for our Common Stock of preferred stock, or rights to acquire those securities or our Common Stock or preferred stock. We may also issue such securities as consideration in an acquisition. The issuance of such securities could result in dilution of existing stockholders' equity interests in us. Issuances of substantial amounts of our Common Stock or preferred stock, or the perception that such issuances could occur, may adversely affect prevailing market prices for our Common Stock.

The price of our Common Stock may fluctuate significantly.

The market price of our Common Stock has fluctuated significantly and may continue to do so for various reasons including, but not limited to, the following, many of which are beyond our control:

- our quarterly or annual earnings or those of other companies in our industry;
- the public's reaction to our press releases, our other public announcements and our filings with the SEC;
- changes in recommendations by research analysts who track our Common Stock or the stock of other companies in our industry, or a decision by such an analyst to reduce or cease coverage regarding our Common Stock;
- changes in general conditions in the U.S. and global economy, financial markets or our industry, including those resulting from changes in trade and tariff policies, changes in fuel prices or fuel shortages, war, incidents of terrorism, pandemics or responses to such events;
- changes in the competitive landscape for our business, including any changes resulting from industry consolidation whether or not involving us;
- our liquidity position;
- future sales of our Common Stock;
- any changes in our dividend policy or share repurchase program; and
- the other risks described in this Risk Factors section.

The actual timing, number and value of shares repurchased under our share repurchase program will be determined by management in its discretion and will depend on a number of factors, including but not limited to, the market price of our Common Stock and general market and economic conditions. The share repurchase program may be suspended, modified or discontinued at any time without prior notice.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

We understand the importance of cybersecurity and its role in the success of our Company. Our business operations depend on the effective use of our information systems in order to properly serve our customers, manage our business and track and report our financial results. Our technology operations consider risks from cybersecurity threats in the implementation and execution of our business processes. We consider and assess the risks from cybersecurity threats as part of our overall risk assessment process using the National Institute of Standards and Technology ("NIST") Cybersecurity Framework.

In order to identify, assess and manage material risks arising from cybersecurity threats, we maintain internal resources to monitor and quickly respond to such threats. We perform vulnerability scans and penetration testing designed to test the effectiveness of our security practices. We engage third-party service providers to assist in the evaluation of our internal controls over our information systems through audit and consulting services to test the design and operational effectiveness of security controls. We continually monitor our systems to detect and identify cybersecurity threats. Prior to contracting with third-party vendors, we perform risk assessments of the vendors and require the vendors to manage cybersecurity risks to our business operations as well as notify us of any potential or known cybersecurity risks. We also require our employees to complete training programs to increase their awareness of and sensitivity to cybersecurity threats. These training programs include the identification of such threats and the proper responses to a potential cybersecurity beach that aligns with our adopted processes.

The Company has implemented a response process in the event of a cybersecurity incident through its crisis management plan. The process includes the cooperation of the information technology team and our management team to properly detect and respond to these incidents. These responses include determination of the potential impact and materiality of the incident, potential disclosure and litigation matters, and mitigation of actual or potential damage to our systems or reputation arising from the incident. An action plan is implemented to respond to any potential cybersecurity breach in order to continue to effectively serve our customers and conduct our operations with as little interruption as practicable. The information technology team reviews the response process on a regular basis to ensure that it is designed to be effective and to encompass current or new cybersecurity threats.

As of July 22, 2025, we are not aware of any risks from cybersecurity threats, including as a result of prior cybersecurity incidents, that have materially affected or that we believe are reasonably likely to materially affect the Company, including our business strategy, results of operations or financial condition. See Item 1A. Risk Factors for further discussion about risks from cybersecurity threats.

Governance

The Board is responsible for the oversight of management's process for identifying and mitigating risks related to cybersecurity threats. On a quarterly basis, the Director of Information Technology provides a report to the Audit Committee regarding ongoing processes to improve and update our current cybersecurity protocols, new cybersecurity threats, results of internal assessments, and any recent cybersecurity incidents. The Audit Committee will make the Board aware of any information it deems necessary or appropriate in order for the Board to effectively oversee the Company's cybersecurity risk management and strategy.

The Director of Information Technology and the team he manages are responsible for the operation and maintenance of our information systems, including the assessment, identification and management of risks from cybersecurity threats. Together, the Director of Information Technology and his team have over 150 years of experience in the information technology and security environment. Our Chief Financial Officer, to whom the Director of Information Technology reports, has served as Chief Financial Officer and a Board member since 2018 and has over 40 years of risk management experience.

ITEM 2. PROPERTIES

The table below provides summary information about the primary operational facilities we use in our business as of May 31, 2025.

Type	Quantity [a]	Production Capacity	Location
Breeding Facilities	2	House up to 215,000 hens	MS
Feed Mills	30	Production capacity of 1,000 tons of feed per hour	AL, AR, FL, GA, KS, KY, MO, MS, NC, NJ, OH, OK, SC, TN, TX, UT
Hatcheries	2	Hatch up to 712,600 chicks per week	MO, MS
Processing and Packaging	50	Approximately 674,700 dozen shell eggs per hour	AL, AR, FL, GA, KS, KY, LA, MD, MO, MS, NJ, OH, OK, SC, TX, UT
Pullet Facilities	37	House up to 14.3 million pullets	AR, DE, FL, GA, KS, KY, MD, MS, NJ, OH, SC, TX, UT
Shell Egg Production	49	House up to 51.8 million layers	AL, AR, FL, GA, KS, KY, LA, MD, MS, NJ, OH, OK, SC, TX, UT
Egg Products and Prepared Foods Processing Facilities	5	Production capacity of 72,700 lbs. per hour	GA, MO, NY, SC, TX

(a) We own and operate all of these facilities. The table does not include idled facilities or contract production and growers.

We also have ongoing construction projects to further expand the Company's cage-free egg production capabilities. These projects include expanding our cage-free egg production at existing farms or converting conventional housing into cage-free production. These projects will phase into production through fiscal 2026. For additional information, see Part II. Item 7. Management's Discussion and Analysis – Results of Operations – Liquidity and Capital Resources.

As of May 31, 2025, we owned approximately 33.2 thousand acres of land. There are no material mortgages or liens on our properties.

ITEM 3. LEGAL PROCEEDINGS

Refer to the description of certain legal proceedings under Part II. Item 8. Notes to the Consolidated Financial Statements, Note 16 – Commitments and Contingencies, which discussion is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

We began fiscal year 2025 with two classes of capital stock, Common Stock and Class A Common Stock. During fiscal year 2025, we retired our Class A Common Stock following the conversion of all of these shares into Common Stock. Our Common Stock trades on the Nasdaq Global Select Market under the symbol "CALM".

With the conversion of Class A Common Stock, we are no longer a "controlled company" under the rules of The Nasdaq Stock Market. For additional information, see Part I. Item 1A. Risk Factors. At July 11, 2025, there were approximately 230 record holders of our Common Stock and approximately 97,658 beneficial owners whose shares were held by nominees or broker dealers. For additional information about our capital structure and the conversion of our Class A Common Stock into Common Stock, see Note 11 - Equity in Part II. Item 8. Notes to the Consolidated Financial Statements and Exhibit 4.1 to this report.

Dividends

Cal-Maine has a variable dividend policy adopted by the Board. Pursuant to the policy, Cal-Maine pays a dividend to stockholders of its Common Stock (and, when it was outstanding, Class A Common Stock) on a quarterly basis for each quarter for which the Company reports net income attributable to Cal-Maine Foods, Inc. computed in accordance with generally accepted accounting principles ("GAAP") in the U.S., in an amount equal to one-third (1/3) of such quarterly net income. Dividends are paid to stockholders of record as of the 60th day following the last day of such quarter, except for the fourth fiscal quarter. For the fourth quarter, the Company pays dividends to stockholders of record on the 65th day after the quarter end. Dividends are payable on the 15th day following the record date. Following a quarter for which the Company does not report net income attributable to Cal-Maine Foods, Inc., the Company will not pay a dividend for a subsequent profitable quarter until the Company is profitable on a cumulative basis computed from the date of the last quarter for which a dividend was paid. Under the Company's Credit Facility, dividends are restricted to the amount permitted under the Company's current dividend policy, and may not be paid if a default exists or will arise after giving effect to the dividend or if the sum of cash and cash equivalents of the Company and its subsidiaries plus availability under the Credit Facility equals less than $50 million.

Stock Performance Graph

The Company utilized the (i) Russell 2000 Total Return, and (ii) S&P Composite 1500 Food Products Industry Index to benchmark the Company's total shareholder return. The Company is a member of each of these indexes and believes the other companies included in these indexes provide products and services similar to Cal-Maine Foods. The graph presents total shareholder return and assumes $100 was invested on May 29, 2020 in the stock or index and dividends were reinvested.



	May 29, 2020	May 28, 2021	May 27, 2022	June 2, 2023	May 31, 2024	May 30, 2025
Cal-Maine Foods, Inc.	$ 100.00	$ 78.41	$ 108.43	$ 117.77	$ 158.30	$ 264.77
Russell 2000 Total Return	100.00	164.56	138.45	136.40	156.55	158.40
S&P Composite 1500 Food Products Industry Index	100.00	124.39	133.27	140.76	128.16	118.82

Issuer Purchases of Equity Securities

The following table is a summary of our fourth quarter 2025 shares repurchases:

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased		Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs		Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (a)
3/02/25 to 3/29/25	—	$	—		—	$	—
3/30/25 to 4/26/25	551,876		90.60		551,876		450,000,034
4/27/25 to 5/31/25	—		—		—		—
	551,876	$	—		551,876	$	450,000,034

(a)   On February 25, 2025, the Company announced a $500 million share repurchase program. The share repurchase program authorizes the Company, in management's discretion, to repurchase shares of Common Stock from time to time for an aggregate purchase price up to $500 million (exclusive of any fees, taxes, commissions or other expenses related to such repurchases), subject to market conditions and other factors. The share repurchase program does not obligate the Company to repurchase any specific amount of shares, does not have an expiration date, and may be suspended, modified or discontinued at any time without prior notice. For additional information regarding the shares repurchased under the program during the fourth quarter of 2025, see Note 11 - Equity in Part II. Item 8. Notes to the Consolidated Financial Statements.

Recent Sales of Unregistered Securities

Except as previously disclosed relating to the issuance of Common Stock upon conversion of the Class A Common Stock, no sales of securities without registration under the Securities Act of 1933 occurred during our fiscal year ended May 31, 2025.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information

	(a)		(b)		(c)
	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders	—	$	—		813,298
Equity compensation plans not approved by stockholders	—		—		—
Total	—	$	—		813,298

(a) There were no outstanding options, warrants or rights as of May 31, 2025. There were 212,717 shares of restricted stock outstanding under our Amended and Restated 2012 Omnibus Long-Term Incentive Plan as of May 31, 2025.
(b) There were no outstanding options, warrants or rights as of May 31, 2025.
(c) Reflects shares available for future issuance as of May 31, 2025 under our Amended and Restated 2012 Omnibus Long-Term Incentive Plan.

For additional information, see Note 13 – Stock-Based Compensation in Part II. Item 8. Notes to the Consolidated Financial Statements.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RISK FACTORS; FORWARD-LOOKING STATEMENTS

For information relating to important risks and uncertainties that could materially adversely affect our business, securities, financial condition, operating results, or cash flow, reference is made to the disclosure set forth under Part I. Item 1A. Risk Factors. In addition, because the following discussion includes numerous forward-looking statements relating to our business, securities, financial condition, operating results and cash flow, reference is made to the disclosure set forth under Part I. Item 1A. Risk Factors and to the information set forth in the section of Part I immediately preceding Item 1 above under the caption "Forward-Looking Statements."

COMPANY OVERVIEW

Cal-Maine Foods, Inc. is primarily engaged in the production, grading, packaging, marketing and distribution of fresh shell eggs, including conventional, cage-free, organic, brown, free-range, pasture-raised and nutritionally-enhanced eggs, as well as egg products and a variety of prepared foods. Our fiscal year end is the Saturday closest to May 31. The fiscal years 2025 and 2024 included 52 weeks and fiscal year 2023 included 53 weeks. The Company, which is headquartered in Ridgeland, Mississippi, is the largest producer and distributor of fresh shell eggs in the United States ("U.S"). In fiscal 2025, we sold approximately 1.3 billion dozen shell eggs, which we believe represented approximately 24% of domestic shell egg consumption. Our total flock as of May 31, 2025 of approximately 48.3 million layers and 11.5 million pullets and breeders is the largest in the U.S. We sell most of our shell eggs to a diverse group of customers, including national and regional grocery store chains, club stores, companies servicing independent supermarkets in the U.S., food service distributors, and egg product consumers throughout the majority of the U.S.

The Company has one operating and one reportable segment, which is the production, packaging, marketing and distribution of shell eggs, egg products and prepared foods. Many of our customers rely on us to provide most of their shell egg needs, including specialty and conventional eggs. We have recently expanded our prepared foods product offerings, as described in this report. For further description of our business, refer to Part I. Item I. Business.

ACQUISITIONS

During the first quarter of fiscal 2025, we acquired substantially all the commercial shell egg production, processing and egg products breaking assets of ISE America, Inc. and certain of its affiliates ("ISE"). The assets acquired included commercial shell egg production and processing facilities with a capacity at the time of acquisition of approximately 4.7 million laying hens, including 1.0 million cage-free, and 1.2 million pullets, feed mills, approximately 4,000 acres of land, inventories and an egg products breaking facility. The acquired assets also include an extensive customer distribution network across the Northeast and Mid-Atlantic states, and production operations in Maryland, New Jersey, Delaware and South Carolina. These production assets are our first in Maryland, New Jersey and Delaware. We believe this acquisition provides us with an opportunity to significantly enhance our market reach in the Northeast and Mid-Atlantic states.

During the second quarter of fiscal 2025, we completed a strategic investment with Crepini LLC, establishing a new egg products and prepared foods venture. Crepini LLC, founded in 2007, grew its brand throughout the U.S. and Mexico featuring egg wraps, protein pancakes, crepes, and wrap-ups, which are sold online and in over 3,500 retail stores. The new entity, located in Hopewell Junction, New York, operates as Crepini Foods LLC ("Crepini"). We capitalized Crepini with approximately $6.75 million in cash to purchase additional equipment and other assets and fund working capital in exchange for a 51% interest in the new venture. Crepini LLC contributed its existing assets and business in exchange for a 49% interest in the new venture.

In fiscal 2022, we announced a strategic investment in a new entity, MeadowCreek Food, LLC ("MeadowCreek"), which became a majority-owned subsidiary of the Company. During the fourth quarter of fiscal 2023, MeadowCreek began operations with a focus on being a leading provider of hard-cooked eggs. During the second quarter of fiscal 2025, we acquired the remaining ownership interests in MeadowCreek and it became a wholly-owned subsidiary of the Company.

During the third quarter of fiscal 2025, we acquired certain assets of Deal-Rite Foods, Inc. and certain of its affiliates ("Deal-Rite"). The assets acquired included two feed mills, storage facilities, usable grain, vehicles, related equipment and a retail feed sales business located in North Carolina. The acquired assets will produce and deliver feed to our nearby shell egg production operations.

In the second quarter of fiscal 2024, we acquired the assets of Fassio Egg Farms, Inc. ("Fassio") related to its commercial shell egg production and processing business. Fassio owned and operated commercial shell egg production and processing facilities with a capacity at the time of acquisition of approximately 1.2 million laying hens, primarily cage-free, a feed mill, pullets, a fertilizer production and composting operation and land located in Erda, Utah, outside Salt Lake City. This acquisition provided us with an opportunity to expand our market presence in Utah and the western U.S., particularly for cage-free eggs.

In the fourth quarter of fiscal 2024, we acquired a broiler processing plant, hatchery and feed mill in Dexter, Missouri, which we repurposed for use in shell egg production.

For additional discussion of our acquisitions during fiscal 2024 and 2025, see Note 2 – Acquisitions in Part II. Item 8. Notes to Consolidated Financial Statements.

In addition, subsequent to our fiscal 2025, the Company acquired Echo Lake Foods, LLC (formerly Echo Lake Foods, Inc.) and certain related companies (collectively "Echo Lake Foods"). Echo Lake Foods is based in Burlington, Wisconsin and produces, packages, markets and distributes prepared foods, including waffles, pancakes, scrambled eggs, frozen cooked omelets, egg patties, toast and diced eggs. The purchase price was approximately $258 million and was funded with available cash on hand. Refer to Part II. Item 8. Notes to the Consolidated Financial Statements, Note 17 – Subsequent Events.

HPAI

Outbreaks of HPAI have continued to occur in U.S. poultry flocks. Since the HPAI outbreaks in 2015, there were no reported significant outbreaks of HPAI in the commercial table egg layer flocks until the February – December 2022 time period. Thereafter, there were no HPAI cases affecting commercial layers until November 2023. In calendar year 2024, 40.2 million commercial layer hens and pullets were depopulated due to HPAI, and in calendar year 2025, an additional 39.0 million commercial layer hens and pullets were depopulated through May due to HPAI. The United States Department of Agriculture (the "USDA") reported that the estimated table-egg layer flock as of June 1, 2025 was approximately 285.5 million, compared to 304.3 million, 321.6 million, 311.5 million and 330.5 million as of June 1, 2024, 2023, 2022 and 2021, respectively.

HPAI is currently widespread in the wild bird population worldwide. We remain dedicated to robust biosecurity programs across our locations and have invested more than $75 million in biosecurity technology, equipment, procedures, and training across our locations since the last major HPAI outbreak in 2015. However, no farm is immune from HPAI. For example, during the third and fourth quarters of fiscal 2024, we experienced HPAI outbreaks within our facilities located in Kansas and Texas, which are now fully operational. According to the U.S. Centers for Disease Control and Prevention ("CDC"), as of June 5, 2025, there were outbreaks in 1,073 herds of dairy cows in 17 states, and 70 human cases in the U.S., almost entirely among poultry and dairy workers. In 2024, one of the human cases resulted in severe illness after the patient was exposed to sick and dead birds in backyard flocks. The patient, who was reported to have underlying health conditions, died in January 2025. There have been no reported cases of person-to-person spread. According to the CDC, the human health risk to the U.S. public from the HPAI virus is considered to be low. The rate of depopulations slowed during our fourth quarter fiscal 2025 compared to our third quarter fiscal 2025 and there were no reported significant depopulations in June and through July 22, 2025. However, the extent of possible future outbreaks among U.S. commercial egg layer flocks, with heightened risk during migration seasons, cannot be predicted. According to the USDA, HPAI cannot be transmitted through safely handled and properly cooked eggs. There is no known risk related to HPAI associated with eggs that are currently in the market and no eggs have been recalled. For additional information, refer to Part I. Item 1A. Risk Factors.

We have taken proactive steps to help mitigate the tight egg supply situation across the country. Our efforts resulted in a 18% increase in the average number of layer hens (reflecting re-start of prior year facility outages and both organic and inorganic expansion) and a 56% increase in total chicks hatched during the fourth quarter of fiscal 2025 compared to the prior-year quarter. Our breeder flocks increased 48% as of the end of fiscal 2025 compared to the end of fiscal 2024. We also continue to invest in expansion projects within our current operations that are expected to add approximately 1.1 million cage-free layer hens and 250,000 pullets by the end of calendar 2025, and added production support through the integration of recently acquired assets, including the processing facilities from ISE and feed mills from Deal-Rite.

Executive Overview of Results – Fiscal Years Ended May 31, 2025, June 1, 2024 and June 3, 2023

| | Fiscal Year Ended | | |
	May 31, 2025	June 1, 2024	June 3, 2023
Net sales (in thousands)	$ 4,261,885	$ 2,326,443	$ 3,146,217
Gross profit (in thousands)	$ 1,850,885	$ 541,571	$ 1,196,457
Net income attributable to Cal-Maine Foods, Inc.	$ 1,220,048	$ 277,888	$ 758,024
Net income per share attributable to Cal-Maine Foods, Inc.			
Basic	$ 25.04	$ 5.70	$ 15.58
Diluted	$ 24.95	$ 5.69	$ 15.52
Net average shell egg price [a]	$ 3.134	$ 1.932	$ 2.622
Average UB Southeast Region - Shell Eggs - White Large	$ 4.474	$ 2.049	$ 3.115
Feed costs per dozen produced	$ 0.490	$ 0.550	$ 0.676

(a) The net average shell egg selling price is the blended price for all sizes and grades of shell eggs, including graded and non-graded shell egg sales, breaking stock and undergrades.

For fiscal 2024, net sales decreased to $2.3 billion, gross profit to $541.6 million and net income to $277.9 million. The decreases compared to fiscal 2023 were primarily a result of a decrease in average egg selling prices. The average UB southeastern large index price for fiscal 2024 decreased 34% compared to fiscal 2023. The decrease is due in large part to the recovery of the egg supply following the HPAI outbreaks during most of calendar year 2022. However, the resurgence of HPAI beginning in November 2023 resulted in the UB southeastern large index price being 9.1% higher in the fourth quarter of fiscal 2024 compared to the fourth quarter of fiscal 2023.

Our dozens sold for fiscal 2024 remained relatively flat compared to fiscal 2023. We had an increase in production capacity with the acquisition of the commercial shell egg production and processing business of Fassio Egg Farms, Inc. during fiscal 2024, which was offset by the temporary decrease in production due to the HPAI outbreaks at our facilities.

For fiscal 2025, we recognized net sales of $4.3 billion and net income of $1.2 billion. We recorded a gross profit of $1.9 billion compared to $541.6 million for fiscal 2024, primarily driven by an increase in the net average selling price of shell eggs, primarily conventional egg prices, as well as an increase in total dozens sold. Our results were also positively impacted by lower feed costs and our recent acquisitions discussed above, and were partially offset by an increase in the volume and price of outside egg purchases.

Our net average selling price per dozen for fiscal 2025 was $3.134 compared to $1.932 in fiscal 2024. Conventional egg prices per dozen were $3.490 compared to $1.730 for the prior year, and specialty egg prices per dozen were $2.519 compared to $2.309 for the prior year. Egg prices in fiscal 2025 were elevated compared to fiscal 2024, primarily due to the resurgence of HPAI outbreaks, which decreased supply during the higher seasonal demand cycle. According to the USDA, the size of the layer hen flock was 285.5 million hens at June 1, 2025, compared to the five-year average of 313.1 million hens. The daily average price for the Urner Barry southeast large index for fiscal 2025 increased 118.3% from fiscal 2024.

Our dozens sold for fiscal 2025 increased 11.8% compared to fiscal 2024. We had an increase in production capacity with the acquisitions of the commercial shell egg production and processing business of ISE during the first quarter of fiscal 2025. In addition, sales increased in part due to increased volumes of outside egg purchases to provide shell eggs to our customers during the peak of HPAI outbreaks during the second and third quarters of fiscal 2025.

Our feed costs per dozen produced decreased to $0.490 in fiscal 2025, compared to $0.550 in fiscal 2024. For fiscal year 2025, the average Chicago Board of Trade ("CBOT") daily market price was $4.38 per bushel for corn and $311 per ton for soybean meal, representing decreases of 8.1% and 20.1%, respectively, compared to the daily average CBOT prices for fiscal 2024. Our egg purchases and other cost of sales increased $439.4 million compared to fiscal 2024, primarily due to higher shell egg prices as well as an increase in dozens purchased to supply eggs for our customers, including those acquired in our ISE acquisition, during the higher seasonal demand cycle while the nation experienced lower supply due to HPAI.

RESULTS OF OPERATIONS

The following table sets forth, for the fiscal years indicated, certain items from our Consolidated Statements of Income expressed as a percentage of net sales.

	Fiscal Year Ended	
	May 31, 2025	June 1, 2024
Net sales	100.0 %	100.0 %
Cost of sales	56.6 %	76.7 %
Gross profit	43.4 %	23.3 %
Selling, general and administrative	7.4 %	10.9 %
Gain on involuntary conversions	— %	(1.0) %
Operating income	36.0 %	13.4 %
Total other income	1.6 %	2.0 %
Income before income taxes	37.6 %	15.4 %
Income tax expense	9.0 %	3.6 %
Net income	28.6 %	11.8 %
Less: Net loss attributable to noncontrolling interest	— %	(0.1) %
Net income attributable to Cal-Maine Foods, Inc.	28.6 %	11.9 %

Fiscal Year Ended May 31, 2025 Compared to Fiscal Year Ended June 1, 2024

NET SALES

Total net sales for fiscal 2025 were $4.3 billion compared to $2.3 billion for the prior fiscal year.

Shell egg sales represented 94.3% and 95.3% of total net sales in fiscal 2025 and 2024, respectively. The Company's shell egg offerings, for both branded and private-label products, include specialty and conventional shell eggs. Specialty shell eggs include cage-free, organic, brown, free-range, pasture-raised and nutritionally enhanced shell eggs. Conventional shell eggs sales represent all other shell egg sales not sold as specialty shell eggs. The Company's egg products and prepared foods offerings include liquid and frozen egg products and prepared foods such as hard-cooked eggs, egg wraps, protein pancakes, crepes and wrap-ups. Other sales represent feed sales, miscellaneous byproducts and resale products.

The table below presents net sales in key categories (in thousands, except percentage data):

	Fiscal Year Ended		
	May 31, 2025	June 1, 2024	% Change
Shell Eggs	$ 4,019,910	$ 2,217,408	81.3 %
Egg products and prepared foods	198,833	89,009	123.4
Other	43,142	20,026	115.4
Total net sales	$ 4,261,885	$ 2,326,443	83.2 %

The table below presents an analysis of our shell egg sales (in thousands, except percentage data):

		May 31, 2025		June 1, 2024	
Shell egg sales					
Conventional	$	2,835,423	70.5 %	$ 1,291,743	58.3 %
Specialty		1,184,487	29.5 %	925,665	41.7 %
Total shell egg sales		4,019,910	100.0 %	2,217,408	100.0 %
Dozens sold					
Conventional		812,396	63.3 %	746,687	65.1 %
Specialty		470,215	36.7 %	400,946	34.9 %
Total dozens sold		1,282,611	100.0 %	1,147,633	100.0 %
Net average selling price per dozen					
Conventional	$	3.490		$ 1.730	
Specialty	$	2.519		$ 2.309	
All shell eggs	$	3.134		$ 1.932	

Shell egg sales

- For fiscal 2025, shell egg sales increased $1.8 billion compared to fiscal 2024, primarily due to the increase in net average selling prices for conventional eggs, and to a lesser extent the increase in dozens sold.

- For fiscal 2025, conventional egg sales increased $1.5 billion, or 119.5%, compared to fiscal 2024, primarily due to the increase in conventional egg prices. Changes in price resulted in a $1.4 billion increase in net sales and changes in volume resulted in a $114 million increase in net sales. Conventional egg prices increased significantly during fiscal 2025 due to a resurgence of HPAI outbreaks, which decreased the supply.

- Specialty egg sales increased $258.8 million, or 28.0%, for fiscal 2025 compared to fiscal 2024, primarily due to a 17.3% increase in the volume of specialty dozens sold, and to a lesser extent a 9.1% increase in price. Changes in volume resulted in a $159.9 million increase in net sales and changes in price resulted in a $98.7 million increase in net sales.

- Our dozens sold for fiscal 2025 increased 11.8% compared to fiscal 2024. We had an increase in production capacity with the acquisition of the commercial shell egg production and processing business of ISE during the first quarter of fiscal 2025 as well as the resumption of full operations at our facilities in Chase, KS, and Farwell, TX, which were shut down in the third and fourth quarters of fiscal 2024 due to HPAI outbreaks.

Egg products and prepared foods sales

- Egg products and prepared foods sales increased $109.8 million, or 123.4% compared to fiscal 2024, primarily due to a 138.7% increase in sales of liquid eggs, which had a $54.9 million positive impact on net sales, and a 41.4% increase in volume of liquid egg products sold. The increase in volume, which had a $23.3 million positive impact on net sales, is primarily related to the acquisition of ISE, which included a breaking facility.

- Our egg products net average selling price increased in fiscal 2025, compared to fiscal 2024 as the supply of shell eggs used to produce egg products decreased due to the resurgence of HPAI outbreaks.

- Sales from hard-cooked eggs increased $22.7 million or 137.3% to 39.1 million in fiscal 2025, compared to fiscal 2024, as more processing capabilities came online throughout fiscal 2025 from our investments in MeadowCreek.

Other

- Other sales increased compared to the prior year period primarily due to higher feed sales related to our ISE acquisition.

COST OF SALES

Cost of sales consists of costs directly related to producing, processing and packing shell eggs, purchases of shell eggs from outside sources, processing and packing of egg products and other non-egg costs. Farm production costs are those costs incurred at the egg production facility, including feed, facility (including labor), hen amortization and other related farm production costs.

The following table presents the key variables affecting our cost of sales (in thousands, except cost per dozen data):

		Fiscal Year Ended		
		May 31, 2025	June 1, 2024	% Change
Cost of Sales				
Farm production	$	1,035,638	$ 987,861	4.8 %
Processing, packaging, and warehouse		396,116	335,949	17.9
Egg purchases and other cost of sales		819,619	380,200	115.6
Egg products and prepared foods		159,627	80,862	97.4
Total cost of sales	$	2,411,000	$ 1,784,872	35.1 %
Farm production costs (per dozen produced)				
Feed	$	0.490	$ 0.550	(10.9) %
Other	$	0.428	$ 0.433	(1.2) %
Total farm production cost	$	0.918	$ 0.983	(6.6) %
Outside egg purchases (average cost per dozen)	$	3.67	$ 2.16	69.9 %
Dozens produced		1,135,955	1,018,835	11.5 %
Percent produced to sold		88.6%	88.8%	(0.2) %

Farm Production

- Feed costs per dozen produced decreased 10.9% in fiscal 2025 compared to fiscal 2024, primarily due to lower feed ingredient prices. The decrease in feed cost per dozen resulted in a decrease in cost of sales of $68.2 million compared to the prior year.

- For fiscal 2025, the average daily CBOT market price was $4.38 per bushel for corn and $311 per ton of soybean meal, representing decreases of 8.1% and 20.1%, respectively, as compared to the average daily CBOT prices for fiscal 2024.

- Other farm production costs per dozen produced decreased primarily due to lower flock amortization. Feed costs reached their peak in the second quarter of fiscal 2023 and have since trended downward. Lower costs resulted in lower capitalized values of the flocks during the grow out phase, which reduced amortization cost over time.

Current indications for corn and soybean project a neutral stocks-to-use ratio in the near term compared with the levels prevailing today; however, as long as outside factors remain uncertain (including weather patterns and global supply chain disruptions), volatility could remain.

Processing, packaging, and warehouse

- Processing, packaging, and warehouse costs increased primarily due to an 11.7% increase in the volume of processed dozens as well as an increase in costs of packaging materials.

Egg purchases and other cost of sales

- Costs in this category increased primarily due to higher shell egg prices as the average cost per dozen of outside egg purchases increased 69.9% compared to fiscal 2024, as well as due to an increase of 27.6% in dozens purchased. Dozens purchased increased due to purchasing more eggs to supply our customers while the nation experienced lower supply due to HPAI.

GROSS PROFIT

Gross profit, as a percentage of net sales, was 43.4% for fiscal 2025, compared to 23.3% for fiscal 2024. The increase was primarily due to higher net average selling prices, particularly for conventional eggs, and higher volumes, as well as lower feed ingredient prices, partially offset by the increase in volume and price of outside egg purchases.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

Selling, general, and administrative ("SGA") expenses include costs of delivery, marketing, and other general and administrative expenses. Delivery expense includes contract trucking expense and all costs to maintain and operate our fleet of trucks to deliver products to customers including the related payroll expenses. Marketing expense includes franchise fees that are submitted to Eggland's Best, Inc. ("EB") to support the EB brand, brokerage and commission fees, and other general marketing expenses such as payroll expenses for our in-house sales team. Other general and administrative expenses include corporate payroll related expenses and other general corporate overhead costs. The following table presents an analysis of our SGA expenses (in thousands):

| | Fiscal Year Ended | | | |
	May 31, 2025	June 1, 2024	$ Change	% Change
Delivery expense	$ 93,460	$ 72,742	$ 20,718	28.5 %
Marketing expense	53,861	52,285	1,576	3.0 %
Litigation loss contingency accrual	—	19,648	(19,648)	N.M. %
Other general and administrative expenses	167,128	107,950	59,178	54.8 %
Total	$ 314,449	$ 252,625	$ 61,824	24.5 %

N.M. - Not Meaningful

Delivery expense

- The increased delivery expense is primarily due to an increase in our sales volumes of egg and egg products compared to fiscal 2024. Contract trucking expenses increased in connection with our acquisition of ISE and our facilities in Chase, KS and Farwell, TX being fully operational in fiscal year 2025.

Marketing expense

- Marketing expense increased slightly in fiscal 2025 compared to fiscal 2024 primarily due to an increase in franchise fees as specialty sales increased.

Litigation loss contingency accrual

- In the second quarter of fiscal 2024, we accrued a $19.6 million loss contingency relating to a jury decision returned in pending anti-trust litigation. See further discussion in Note 16 – Commitments and Contingencies of Part II. Item 8. Notes to Consolidated Financial Statements.

Other general and administrative expenses

- The increase in other general and administrative expense is primarily due both to an increase in the accrual for anticipated employee bonuses and to a $15 million increased adjustment to the fair value of contingent consideration associated with the Fassio acquisition. See further discussion in Note 4 – Fair Value Measurements of Part II. Item 8. Notes to Consolidated Financial Statements.

(GAIN) LOSS ON INVOLUNTARY CONVERSIONS

For fiscal 2025 and 2024, we recorded a loss of $156 thousand and gain of $23.5 million, respectively. The gain recorded in fiscal 2024 was due to recoveries under indemnity and insurance programs that exceeded the amortized book value of the covered assets and our direct costs, primarily related to the HPAI outbreaks at our Kansas and Texas facilities.

OPERATING INCOME

As a result of the above, our operating income was $1.5 billion for fiscal 2025, compared to $312.5 million for fiscal 2024.

OTHER INCOME (EXPENSE)

Total other income (expense) consists of items not directly charged to, or related to, operations such as interest income and expense, equity in income or loss of unconsolidated entities, and patronage dividends, among other items. Patronage dividends are paid to us from our membership in the EB cooperative.

The Company recorded interest income of $48.7 million in fiscal 2025, compared to $32.3 million in fiscal 2024, primarily due to significantly higher cash and cash equivalents and investment securities available-for-sale balances and yields. We recorded interest expense of $612 thousand and $549 thousand in fiscal 2025 and 2024, respectively, primarily related to commitment fees on our Credit Facility described below.

INCOME TAXES

For the fiscal year ended May 31, 2025, our pre-tax income was $1.6 billion, compared to $360.0 million for fiscal 2024. Income tax expense of $384.9 million was recorded for fiscal 2025 with an effective tax rate of 24.0%. For fiscal 2024, income tax expense was $83.7 million with an effective tax rate of 23.2%.

Items causing our effective tax rate to differ from the federal statutory income tax rate of 21% are state income taxes, certain federal tax credits and certain items included in income or loss for financial reporting purposes that are not included in taxable income or loss for income tax purposes, including tax exempt interest income, certain nondeductible expenses, and net income or loss attributable to noncontrolling interest.

NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST

Net loss attributable to noncontrolling interest was $1.8 million for fiscal 2025 compared to a $1.6 million net loss for fiscal 2024.

NET INCOME ATTRIBUTABLE TO CAL-MAINE FOODS, INC.

As a result of the above, net income attributable to Cal-Maine Foods, Inc. for fiscal 2025 was $1.2 billion, or $25.04 per basic and $24.95 per diluted share, compared to $277.9 million, or $5.70 per basic and $5.69 per diluted share for fiscal 2024.

Fiscal Year Ended June 1, 2024 Compared to Fiscal Year Ended June 3, 2023

The discussion of our results of operations for the fiscal year ended June 1, 2024 compared to the fiscal year ended June 3, 2023 can be found in Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's fiscal 2024 Annual Report on Form 10-K.

LIQUIDITY AND CAPITAL RESOURCES

We aim to maintain a strong balance sheet and liquidity, particularly given the cyclical nature of our business. We believe a strong balance sheet supports our growth opportunities and stockholder returns. Our priorities for the use of cash in recent periods have included the payment of dividends pursuant to our variable dividend policy, inorganic growth through acquisitions of businesses, organic growth including construction and conversion of cage-free facilities and investment in value-added products, and maintenance capital expenditures.

Working Capital and Current Ratio

Our working capital at May 31, 2025 was $1.7 billion, compared to $1.0 billion at June 1, 2024. The calculation of working capital is defined as current assets less current liabilities. Our current ratio was 6.4 at May 31, 2025 compared to 5.5 at June 1, 2024. The current ratio is calculated by dividing current assets by current liabilities. The increase in our current ratio is primarily due to the increase in total current assets, which increased by $726.3 million to $2.0 billion at May 31, 2025, due to increases in cash and cash equivalents and investment securities available-for-sale.   Due to seasonal factors described in Part I. Item I. Business – Seasonality, we generally expect our need for working capital to be highest in the fourth and first fiscal quarters ending in May/June and August/September, respectively.

Cash Flows from Operating Activities

Net cash provided by operating activities was $1.2 billion for fiscal 2025, compared to $451.4 million for fiscal 2024. The increase in cash flow from operating activities resulted primarily from higher net average selling prices per dozen, particularly for conventional eggs, increased volume of sales and a decrease in feed ingredient costs compared to the prior year, partially offset by the increase in volume and price of outside egg purchases.

Cash Flows from Investing Activities

For fiscal 2025, $575.5 million was used in investing activities, primarily due to purchases of investment securities, purchases of property, plant and equipment and the acquisition of assets of ISE compared to $412.6 million used in investing activities in fiscal 2024, primarily due to purchases of investment securities, purchases of property, plant and equipment and the Fassio acquisition. Purchases of investment securities were $1.2 billion in fiscal 2025 compared to $573.6 million in fiscal 2024. Sales and maturities of investment securities were $907.6 million in fiscal 2025, compared to $358.9 million for fiscal 2024. The increase in sales and maturities of investment securities is primarily due to the maturities of short-term investments during fiscal 2025. Cash paid for business acquisitions was $116.2 million in fiscal 2025, primarily related to the ISE acquisition, and $53.7 million in fiscal 2024, related to the Fassio acquisition. Purchases of property, plant and equipment were $161.3 million and $147.1 million in fiscal 2025 and 2024, respectively, primarily reflecting progress on our construction projects.

Cash Flows from Financing Activities

We paid dividends totaling $330.3 million and $91.9 million in fiscal 2025 and 2024, respectively. During fiscal 2025, we repurchased $54.0 million in shares of Common Stock, primarily under our share repurchase program. See "Share Repurchase Program," below.

Increase (decrease) in Cash and Cash Equivalents

As of May 31, 2025, cash increased $261.5 million since June 1, 2024, compared to a $54.9 million decrease during fiscal 2024. The increase is primarily due to the increase in net sales during fiscal 2025.

Acquisition of Echo Lake Foods

Subsequent to our fiscal 2025 year-end, we acquired Echo Lake Foods. The purchase price was approximately $258 million and was funded with available cash on hand. For additional information, refer to Part II. Item 8. Notes to the Consolidated Financial Statements, Note 17 – Subsequent Events.

Credit Facility

On November 15, 2021, we entered into an Amended and Restated Credit Agreement (as amended, the "Credit Agreement") with a five-year term. The Credit Agreement provides for a senior secured revolving credit facility (the "Credit Facility"), in an initial aggregate principal amount of up to $250 million. As of May 31, 2025, no amounts were borrowed under the Credit Facility. As of May 31, 2025, we had $4.7 million in outstanding standby letters of credit, which were issued under our Credit Facility for the benefit of certain insurance companies. On March 25, 2025, we entered into the Second Amendment to the Credit Facility to amend the definition of Change of Control to exclude the conversion of all outstanding shares of Class A Common Stock into Common Stock. Refer to Part II. Item 8. Notes to the Financial Statements, Note 10 – Credit Facility for further information regarding our long-term debt.

Share Repurchase Program

On February 25, 2025, the Board approved a new $500 million share repurchase program. The share repurchase program authorizes the Company, in management's discretion, to repurchase Common Stock from time to time for an aggregate purchase price up to $500 million (exclusive of any fees, taxes, commissions or other expenses related to such repurchases), subject to market conditions and other factors. The actual timing, number and value of shares repurchased under the program will be determined by management in its discretion and will depend on a number of factors, including, but not limited to, the market price of the Common Stock and general market and economic conditions.

The Company expects to strategically and opportunistically repurchase shares from time to time through solicited or unsolicited transactions in the open market, in privately negotiated transactions or by other means in accordance with securities laws. The Company expects that share repurchases under the program will be funded from one or a combination of existing cash balances and future free cash flow. The share repurchase program does not obligate the Company to repurchase any specific amount of shares, does not have an expiration date, and may be suspended, modified or discontinued at any time without prior notice. During fiscal 2025, the Company repurchased approximately $50 million in shares under the program. See Part II. Item 5. Issuer Purchases of Equity Securities and Part II. Item 8. Notes to the Financial Statements, Note 11 – Equity for further information.

Dividends

In accordance with our variable dividend policy, we will pay a cash dividend totaling approximately $114.2 million, or approximately $2.362 per share, to holders of our Common Stock with respect to our fourth quarter of fiscal 2025. The amount paid per share will vary based on the number of outstanding shares on the record date. The dividend is payable on August 19, 2025 to holders of record on August 4, 2025.

Material Cash Requirements

Material cash requirements for operating activities primarily consist of feed ingredients, processing, packaging and warehouse costs, employee related costs, and other general operating expenses, which we expect to be paid from our cash from operations and cash and investment securities on hand for at least the next 12 months. While volatile egg prices and feed ingredient costs, among other things, make long-term predictions difficult, we have substantial liquid assets and availability under our Credit Facility to fund future operating requirements.

Our material cash requirements for capital expenditures consist primarily of our projects to increase our cage-free production capacity. We continue to monitor the increasing demand for cage-free eggs and to engage with our customers in efforts to help them achieve their announced timelines for cage-free egg sales. The following table presents material construction projects approved as of May 31, 2025 (in thousands):

Project(s) Type	Projected Completion	Projected Cost	Spent as of May 31, 2025	Remaining Projected Cost
Feed Mill	Fiscal 2026	$ 9,800	$ 4,936	$ 4,864
Egg Products Expansion	Fiscal 2026	19,576	10,958	8,618
Cage-Free Layer & Pullet Houses	Fiscal 2026	219,004	179,281	39,723
		$ 248,380	$ 195,175	$ 53,205

As of May 31, 2025, we had $75.5 million of purchase obligations outstanding, all of which is due within one year. Purchase obligations primarily include contractual agreements to purchase feed ingredients and commitments to make capital expenditures. Timing of payments and actual amounts paid may be different depending on the timing of the receipt of goods or services or changes to agreed-upon amounts for some obligations.

We believe our current cash balances, investments, projected cash flows from operations, and available borrowings under our Credit Facility will be sufficient to fund our capital needs for at least the next 12 months and to fund our capital commitments currently in place thereafter.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

For information on changes in accounting principles and new accounting principles, see "*New Accounting Pronouncements and Policies*" in Part II. Item 8. Notes to Consolidated Financial Statements, Note 1 - Summary of Significant Accounting Policies.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates. Critical accounting estimates are those estimates made in accordance with GAAP that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations. Our critical accounting estimates are described below.

BUSINESS COMBINATIONS

The Company applies the acquisition method of accounting, which requires that once control is obtained, all the assets acquired and liabilities assumed, including amounts attributable to noncontrolling interests, are recorded at their respective fair values at the date of acquisition. The excess of the purchase price over fair values of identifiable assets and liabilities is recorded as goodwill.

We typically use the income method approach for intangible assets acquired in a business combination. Significant judgment exists in valuing certain intangible assets and the most significant assumptions requiring judgment involve estimating the amount and timing of future cash flows, growth rates, discount rates selected to measure the risks inherent in the future cash flows and the asset's expected useful lives.

The fair values of identifiable assets and liabilities are generally determined internally and requires estimates and the use of various valuation techniques. When a market value is not readily available, our internal valuation methodology considers the remaining estimated life of the assets acquired and significant judgment is required as management determines the fair market value for those assets.

Due to inherent industry uncertainties including volatile egg prices and feed costs, unanticipated market changes, events, or circumstances may occur that could affect the estimates and assumptions used, which could result in subsequent impairments.

INVENTORIES

Inventories of eggs, feed, supplies and flocks are valued principally at the lower of cost or net realizable value. If market prices for eggs and feed grains move substantially lower, we record adjustments to write down the carrying values of eggs and feed inventories to fair market value. The cost associated with flock inventories, consisting principally of chick purchases or hatching costs, feed, labor, contractor payments and overhead costs, are accumulated during the hatching and growing periods of approximately 22 weeks. Capitalized flock costs are then amortized over the flock's productive life, generally one to two years. Judgment exists in determining the flock's productive life including factors such as laying rate and egg size, molt cycles, and customer demand. Furthermore, other factors such as hen type or weather conditions could affect the productive life. These factors could make our estimates of productive life differ materially from actual results. Flock mortality is charged to cost of sales as incurred. High mortality from disease or extreme temperatures will result in abnormal write-downs to flock inventories. Management continually monitors each flock and attempts to take appropriate actions to minimize the risk of mortality loss.

GOODWILL

As a result of acquiring businesses, the Company had $46.8 million of goodwill as of May 31, 2025, representing 1.5% of total assets and 1.8% of stockholders' equity. Goodwill is evaluated for impairment annually (or more frequently if impairment indicators arise) by first performing a qualitative assessment to determine whether a quantitative goodwill test is necessary. After assessing the totality of events or circumstances, if we determine it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then we perform additional quantitative tests to determine the magnitude of any impairment. During our annual impairment test, which was the first day of the fourth quarter, we determined that goodwill passed the qualitative assessment and therefore no quantitative analysis of goodwill impairment was necessary in fiscal 2025.

The Company has determined that all of our locations share similar economic characteristics and support each other in the production of eggs and customer support. Therefore, we aggregate all our locations as a single reporting unit for testing goodwill for impairment. When the Company acquires a new location, we determine whether it should be integrated into our single reporting unit or treated as a separate reporting unit. Historically, we have concluded that acquired operations should be integrated into our single reporting unit due to the operational changes, redistribution of customers, and significant changes in management that occur when we acquire businesses, which result in the acquired operations sharing similar economic characteristics with the rest of our locations. Once goodwill associated with acquired operations becomes part of goodwill of our single reporting unit, it no longer represents the particular acquired operations that gave rise to the goodwill. We may conclude that a business acquired in the future should be treated as a separate reporting unit, in which case it would be tested separately for goodwill impairment.

Judgment exists in management's evaluation of the qualitative factors which include macroeconomic conditions, the current egg industry environment, cost inputs such as feed ingredients and overall financial performance. Furthermore, judgment exists in the evaluation of the threshold of whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Uncertainty exists due to uncontrollable events that could occur that could negatively affect our operating conditions.

REVENUE RECOGNITION

Revenue recognition is completed upon satisfaction of the performance obligation which generally occurs upon shipment or delivery to a customer based on terms of the sale.

Revenues are recognized in an amount that reflects the net consideration we expect to receive in exchange for delivery of the products. The Company periodically offers sales incentives or other programs such as rebates, discounts, coupons, volume-based incentives, guaranteed sales and other programs. The Company records an estimated allowance for costs associated with these programs, which is recorded as a reduction in revenue at the time of sale using historical trends and projected redemption rates of each program. The Company regularly reviews these estimates and any difference between the estimated costs and actual realization of these programs would be recognized in the subsequent period.

As the estimates noted above are based on historical information, we do not believe that there will be a material change in the estimates and assumptions used to recognize revenue. However, if actual results varied significantly from our estimates, it could expose us to material gains or losses.

LOSS CONTINGENCIES

The Company evaluates whether a loss contingency exists, and if the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the loss can be reasonably estimated, the estimated loss would be accrued in the Company's financial statements. The Company expenses the costs of litigation as they are incurred.

Except for the $19.6 million litigation loss contingency accrual in fiscal 2024, there were no loss contingency accruals for the past three fiscal years. Our evaluation of whether loss contingencies exist primarily relates to litigation matters. The outcome of litigation is uncertain due to, among other things, uncertainties regarding the facts will be established during the proceedings, uncertainties regarding how the law will be applied to the facts established, and uncertainties regarding the calculation of any potential damages or the costs of any potential injunctive relief. If the facts discovered or the Company's assumptions change, future accruals for loss contingencies may be required. Results of operations may be materially affected by losses or a loss contingency accrual resulting from adverse legal proceedings.

INCOME TAXES

We determine our effective tax rate by estimating our permanent differences resulting from differing treatment of items for tax and accounting purposes. Judgment and uncertainty exist with management's application of tax regulations and evaluation of the more-likely-than-not recognition and measurement thresholds. We are periodically audited by taxing authorities. An adverse tax settlement could have a negative impact on our effective tax rate and our results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

COMMODITY PRICE RISK

Our primary exposure to market risk arises from changes in the prices of conventional eggs, which are subject to significant price fluctuations that are largely beyond our control. We are focused on growing our specialty shell egg business, in part because the selling prices of specialty shell eggs are generally not as volatile as conventional shell egg prices. Our exposure to market risk also includes changes in the prices of corn and soybean meal, which are commodities subject to significant price fluctuations due to market conditions that are largely beyond our control. To ensure continued availability of feed ingredients, we may enter into contracts for future purchases of corn and soybean meal, and as part of these contracts, we may lock-in the basis portion of our grain purchases several months in advance and commit to purchase organic ingredients to help assure supply. Ordinarily, we do not enter long-term contracts beyond a year to purchase corn and soybean meal or hedge against increases in the price of corn and soybean meal. The following table outlines the impact of price changes for corn and soybean meal on feed costs per dozen as feed ingredient pricing varies:

| | | Change in price per bushel of corn | | | | | | |
		$ (0.84)	$ (0.56)	$ (0.28)	$ 0.00	$ 0.28	$ 0.56	$ 0.84
Change in price per ton soybean meal	$ (76.38)	0.43	0.44	0.45	0.46	0.47	0.48	0.49
	$ (50.92)	0.44	0.45	0.46	0.47	0.48	0.49	0.50
	$ (25.46)	0.45	0.46	0.47	0.48	0.49	0.50	0.51
	$ 0.00	0.46	0.47	0.48	0.49 [a]	0.50	0.51	0.52
	$ 25.46	0.47	0.48	0.49	0.50	0.51	0.52	0.53
	$ 50.92	0.48	0.49	0.50	0.51	0.52	0.53	0.54
	$ 76.38	0.49	0.50	0.51	0.52	0.53	0.54	0.55

(a) Based on 2025 actual costs, table flexes feed cost inputs to show $0.01 impacts to per dozen egg feed production costs.

INTEREST RATE RISK

We have a $250 million Credit Facility, borrowings under which would bear interest at variable rates. No amounts were outstanding under that facility during fiscal 2025 or fiscal 2024. Under our current policies, we do not use interest rate derivative instruments to manage our exposure to interest rate changes.

FIXED INCOME SECURITIES RISK

At May 31, 2025, the effective maturity of our cash equivalents and investment securities available for sale was 8.6 months, and the composite credit rating of the holdings are A+ / A1 / A+ (S&P / Moody's / Fitch). Generally speaking, rising interest rates decrease the value of fixed income securities portfolios. As of May 31, 2025, the estimated fair value of our fixed income securities portfolio was approximately $892.7 million and reflected net unrealized losses of approximately $149 thousand. For additional information see Note 1 – Summary of Significant Accounting Policies under the heading "Investment Securities Available-for-Sale" and Note 3 – Investment Securities Available-for-Sale in Part II. Item 8. Notes to the Consolidated Financial Statements.

CONCENTRATION OF CREDIT RISK

Our financial instruments exposed to concentrations of credit risk consist primarily of trade receivables. Concentrations of credit risk with respect to receivables are limited due to our large number of customers and their dispersion across geographic areas, except that at May 31, 2025 and June 1, 2024, 28.1% and 26.8%, respectively, of our net accounts receivable balance was due from Walmart Inc. (including Sam's Club). No other single customer or customer group represented 10% or greater of net accounts receivable at May 31, 2025 and June 1, 2024.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


Report of Independent Registered Public Accounting Firm


Board of Directors and Stockholders
Cal-Maine Foods, Inc. and Subsidiaries
Ridgeland, Mississippi

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Cal-Maine Foods, Inc. and Subsidiaries as of May 31, 2025 and June 1, 2024, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended May 31, 2025, and the related consolidated notes and schedule listed in the Index at Items 15(a)(1) and 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Cal-Maine Foods, Inc. and Subsidiaries as of May 31, 2025 and June 1, 2024, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Cal-Maine Foods, Inc. and Subsidiaries' internal control over financial reporting as of May 31, 2025, based on the criteria established in 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 22, 2025 expressed an unqualified opinion.

Basis for Opinion

These consolidated financial statements are the responsibility of the entities' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Cal-Maine Foods, Inc. and Subsidiaries in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit Committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Contingent Liabilities – Litigation and Claims – Refer to Note 16 in the Consolidated Financial Statements

Critical Audit Matter Description

Cal-Maine Foods, Inc. and Subsidiaries record liabilities for legal proceedings and claims in those instances where they can reasonably estimate the amount of the loss and when the liability is probable. Where the reasonable estimate of the probable loss is a range, Cal-Maine Foods, Inc. and Subsidiaries record the most likely estimate of the loss, or the low end of the range if there is no one best estimate. Cal-Maine Foods, Inc. and Subsidiaries either disclose the amount of a possible loss or range of loss in excess of established accruals if estimable, or states that such an estimate cannot be made. Cal-Maine Foods, Inc. and Subsidiaries disclose significant legal proceedings and claims even where liability is not probable or the amount of the liability is not estimable, or both, if Cal-Maine Foods, Inc. and Subsidiaries believe there is at least a reasonable possibility that a loss may be incurred.

We identified litigation and claims as a critical audit matter because of the challenges auditing management's judgments applied in determining the likelihood of loss related to the resolution of such claims. Specifically, auditing management's determination of whether any contingent loss arising from the related litigation and claims is probable, reasonably possible, or remote, and the related disclosures, is subjective and requires significant judgment due to the sensitivity of the issue.

How the Critical Audit Matter was addressed during the Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of the controls relating to the Cal-Maine Foods, Inc. and Subsidiaries' evaluation of the liability related to legal proceedings and claims, including controls over determining the likelihood of a loss and whether the amount of loss can be reasonably estimated, as well as financial statement disclosures over the legal proceedings and claims. These procedures also included obtaining and evaluating the letters of audit inquiry with external legal counsel, evaluating the reasonableness of Cal-Maine Foods, Inc. and Subsidiaries' assessment regarding whether an unfavorable outcome is reasonably possible or probable, and reasonably estimable, evaluating the sufficiency of Cal-Maine Foods, Inc. and Subsidiaries' disclosures related to legal proceedings and claims and evaluating the completeness and accuracy of Cal-Maine Foods, Inc. and Subsidiaries' legal contingencies.

/s/ Frost, PLLC

We have served as the Company's auditor since 2007.

Little Rock, Arkansas
July 22, 2025

Cal-Maine Foods, Inc. and Subsidiaries
Consolidated Balance Sheets
(in thousands, except for par value amounts)

		May 31, 2025		June 1, 2024
Assets				
Current assets:				
Cash and cash equivalents	$	499,392	$	237,878
Investment securities available-for-sale		892,708		574,499
Receivables:				
Trade receivables, net		244,079		138,550
Income tax receivable		13,057		10,459
Other		15,225		13,433
Total receivables, net		272,361		162,442
Inventories, net		295,670		261,782
Prepaid expenses and other current assets		7,979		5,238
Total current assets		1,968,110		1,241,839
Property, plant & equipment, net		1,026,684		857,234
Investments in unconsolidated entities		11,095		11,195
Goodwill		46,776		45,776
Intangible assets, net		15,157		15,996
Other assets		16,797		12,721
Total assets	$	3,084,619	$	2,184,761
Liabilities and stockholders' equity				
Current liabilities:				
Trade accounts payable	$	101,033	$	75,862
Dividends payable		114,163		37,760
Accrued wages and benefits		60,263		32,971
Income tax payable		—		43,348
Accrued expenses and other current liabilities		32,912		37,802
Total current liabilities		308,371		227,743
Other liabilities		55,582		17,109
Deferred income taxes		154,651		142,866
Total liabilities		518,604		387,718
Commitments and contingencies - see Note 16				
Stockholders' equity:				
Common stock ($0.01 par value):				
Common stock – authorized 120,000 shares, issued 75,061 and 70,261 shares in 2025 and 2024, respectively		751		703
Class A convertible common stock – authorized and issued 4,800 shares in 2024		—		48
Paid-in capital		80,845		76,371
Retained earnings		2,565,928		1,756,395
Accumulated other comprehensive loss, net of tax		(1,007)		(1,773)
Common stock in treasury, at cost – 26,567 and 26,022 shares in 2025 and 2024, respectively		(85,893)		(31,597)
Total Cal-Maine Foods, Inc. stockholders' equity		2,560,624		1,800,147
Noncontrolling interest in consolidated equity		5,391		(3,104)
Total stockholders' equity		2,566,015		1,797,043
Total liabilities and stockholders' equity	$	3,084,619	$	2,184,761

See Notes to Consolidated Financial Statements.

Cal-Maine Foods, Inc. and Subsidiaries
Consolidated Statements of Income
(in thousands, except per share amounts)

		Fiscal years ended				
		May 31, 2025		June 1, 2024		June 3, 2023
		52 weeks		52 weeks		53 weeks
Net sales	$	4,261,885	$	2,326,443	$	3,146,217
Cost of sales		2,411,000		1,784,872		1,949,760
Gross profit		1,850,885		541,571		1,196,457
Selling, general and administrative		314,449		252,625		232,207
(Gain) loss on involuntary conversions		156		(23,532)		(3,345)
(Gain) loss on disposal of fixed assets		(259)		26		(131)
Operating income		1,536,539		312,452		967,726
Other income (expense):						
Interest expense		(612)		(549)		(583)
Interest income		48,671		32,275		18,553
Patronage dividends		11,197		11,331		10,239
Equity in income of unconsolidated entities		6,221		1,420		746
Other, net		1,126		3,042		1,869
Total other income		66,603		47,519		30,824
Income before income taxes		1,603,142		359,971		998,550
Income tax expense		384,910		83,689		241,818
Net income		1,218,232		276,282		756,732
Less: Net loss attributable to noncontrolling interest		(1,816)		(1,606)		(1,292)
Net income attributable to Cal-Maine Foods, Inc.	$	1,220,048	$	277,888	$	758,024
Net income per share attributable to Cal-Maine Foods, Inc.:						
Basic	$	25.04	$	5.70	$	15.58
Diluted	$	24.95	$	5.69	$	15.52
Weighted average shares outstanding:						
Basic		48,719		48,717		48,648
Diluted		48,891		48,873		48,834

See Notes to Consolidated Financial Statements.

Cal-Maine Foods, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income
(in thousands)

| | Fiscal years ended | | |
	May 31, 2025	June 1, 2024	June 3, 2023
Net income	$ 1,218,232	$ 276,282	$ 756,732
Other comprehensive income (loss), before tax:			
Unrealized holding gain (loss) available-for-sale securities, net of reclassification adjustments	928	1,271	(1,714)
(Increase) decrease in accumulated post-retirement benefits obligation, net of reclassification adjustments	54	167	(27)
Other comprehensive income (loss), before tax	982	1,438	(1,741)
Income tax expense (benefit) related to items of other comprehensive income (loss)	216	325	(451)
Other comprehensive income (loss), net of tax	766	1,113	(1,290)
Comprehensive income	1,218,998	277,395	755,442
Less: comprehensive loss attributable to the noncontrolling interest	(1,816)	(1,606)	(1,292)
Comprehensive income attributable to Cal-Maine Foods, Inc.	$ 1,220,814	$ 279,001	$ 756,734

See Notes to Consolidated Financial Statements.

Cal-Maine Foods, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(in thousands)

	Common Stock		Class A		Treasury Shares	Treasury Amount	Paid In Capital	Retained Earnings	Accum. Other Comp. Income (loss)	Noncontrolling Interest	Total
	Shares	Amount	Class A Shares	Class A Amount							
Balance at May 28, 2022	70,261	$ 703	4,800	$ 48	26,121	$ (28,447)	$ 67,989	$ 1,065,854	$ (1,596)	$ (206)	1,104,345
Stock compensation plan transactions	—	—	—	—	(44)	(1,561)	4,123	—	—	—	2,562
Dividends ($5.161 per share)											
Common	—	—	—	—	—	—	—	(227,993)	—	—	(227,993)
Class A common	—	—	—	—	—	—	—	(24,773)	—	—	(24,773)
Net income (loss)	—	—	—	—	—	—	—	758,024	—	(1,292)	756,732
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	—	(1,290)	—	(1,290)
Balance at June 3, 2023	70,261	703	4,800	48	26,077	(30,008)	72,112	1,571,112	(2,886)	(1,498)	1,609,583
Stock compensation plan transactions	—	—	—	—	(55)	(1,589)	4,259	—	—	—	2,670
Dividends ($1.889 per share)											
Common	—	—	—	—	—	—	—	(83,565)	—	—	(83,565)
Class A common	—	—	—	—	—	—	—	(9,040)	—	—	(9,040)
Net income (loss)	—	—	—	—	—	—	—	277,888	—	(1,606)	276,282
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	—	1,113	—	1,113
Balance at June 1, 2024	70,261	703	4,800	48	26,022	(31,597)	76,371	1,756,395	(1,773)	(3,104)	1,797,043
Stock compensation plan transactions	—	—	—	—	(7)	(3,900)	4,474	—	—	—	574
Conversion of Class A Shares	4,800	48	(4,800)	(48)	—	—	—	—	—	—	—
Repurchase of Shares	—	—	—	—	552	(50,396)	—	—	—	—	(50,396)
Contributions to Crepini Foods LLC	—	—	—	—	—	—	—	—	—	6,485	6,485
Acquisition of noncontrolling interest in MeadowCreek Foods LLC	—	—	—	—	—	—	—	(3,826)	—	3,826	—
Dividends ($8.319 per share)											
Common	—	—	—	—	—	—	—	(378,062)	—	—	(378,062)
Class A common	—	—	—	—	—	—	—	(28,627)	—	—	(28,627)
Net income (loss)	—	—	—	—	—	—	—	1,220,048	—	(1,816)	1,218,232
Other comprehensive income, net of tax	—	—	—	—	—	—	—	—	766	—	766
Balance at May 31, 2025	75,061	$ 751	—	$ —	26,567	$ (85,893)	$ 80,845	$ 2,565,928	$ (1,007)	$ 5,391	$ 2,566,015

See Notes to Consolidated Financial Statements.

Cal-Maine Foods, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)

	Fiscal year ended		
	May 31, 2025	June 1, 2024	June 3, 2023
Cash flows from operating activities:			
Net income	$ 1,218,232	$ 276,282	$ 756,732
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	94,021	80,241	72,234
Deferred income taxes	11,570	(9,672)	24,467
Stock compensation expense, net of amounts paid	4,527	4,358	4,205
Loss on change in fair value contingent consideration	15,000	5,500	—
Other operating activities, net	(15,426)	(6,908)	(1,491)
Change in operating assets and liabilities, net of effects from acquisitions:			
(Increase) decrease in trade receivables	(104,997)	(27,570)	58,129
(Increase) decrease in inventories	(12,224)	28,800	(21,102)
Increase (decrease) in income taxes payable/receivable	(45,946)	91,567	(42,218)
Increase in accounts payable and current accrued expenses	65,311	9,353	14,944
Decrease in other operating assets and liabilities	(5,334)	(553)	(2,890)
Net cash provided by operating activities	1,224,734	451,398	863,010
Cash flows from investing activities:			
Purchases of investments	(1,213,593)	(573,565)	(530,781)
Sales of investments	907,640	358,932	291,832
Acquisition of businesses, net of cash acquired	(116,193)	(53,746)	—
Investment in unconsolidated entities	—	(363)	(1,673)
Distributions from unconsolidated entities	4,050	3,000	1,500
Purchases of property, plant and equipment	(161,255)	(147,116)	(136,569)
Net proceeds from disposal of property, plant and equipment	3,882	272	580
Net cash used in investing activities	(575,469)	(412,586)	(375,111)
Cash flows from financing activities:			
Principal payments on long-term debt	(2,481)	—	—
Principal payments on finance lease	—	(214)	(224)
Purchase of common stock by treasury	(53,953)	(1,688)	(1,643)
Payments of dividends	(330,290)	(91,856)	(252,292)
Net cash used in financing activities	(386,724)	(93,758)	(254,159)
Increase (decrease) in cash and cash equivalents	262,541	(54,946)	233,740
Cash, cash equivalents and restricted cash at beginning of year	237,878	292,824	59,084
Cash, cash equivalents and restricted cash at end of year	$ 500,419	$ 237,878	$ 292,824
Supplemental information:			
Income taxes paid	$ 426,172	$ 35,101	$ 258,247

See Notes to Consolidated Financial Statements.

Cal-Maine Foods, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

Cal-Maine Foods, Inc. ("we," "us," "our," or the "Company") is primarily engaged in the production, grading, packaging, marketing and distribution of fresh shell eggs, including conventional, cage-free, organic, brown, free-range, pasture-raised and nutritionally-enhanced eggs, as well as egg products and a variety of prepared foods. The Company, which is headquartered in Ridgeland, Mississippi, is the largest producer and distributor of fresh shell eggs in the United States and sells most of its shell eggs throughout the majority of the United States.

Principles of Consolidation

The consolidated financial statements include the accounts of all wholly-owned subsidiaries and of majority-owned subsidiaries over which we exercise control. All significant intercompany transactions and accounts have been eliminated in consolidation.

Fiscal Year

The Company's fiscal year-end is on the Saturday closest to May 31. The fiscal years ending on May 31, 2025 and June 1, 2024 included 52 weeks and the fiscal year ended June 3, 2023 included 53 weeks.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles ("GAAP") in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. We maintain bank accounts that are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company routinely maintains cash balances with certain financial institutions in excess of federally insured amounts. The Company has not experienced any loss in such accounts. The Company manages this risk through maintaining cash deposits and other highly liquid investments in high quality financial institutions.

Investment Securities Available-for-Sale

The Company has determined that its debt securities are available-for-sale investments and are classified as current because the amounts invested are available for current operations. Available-for-sale securities are carried at fair value, based on quoted market prices as of the balance sheet date, with unrealized gains and losses recorded in other comprehensive income. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity and is recorded in interest income. The Company regularly evaluates changes to the rating of its debt securities by credit agencies and economic conditions to assess and record any expected credit losses through allowance for credit losses, limited to the amount that fair value was less than the amortized cost basis.

The cost basis for realized gains and losses on available-for-sale securities is determined by the specific identification method. Gains and losses are recognized in other income (expense) as "Other, net" in the Company's Consolidated Statements of Income. Interest and dividends on securities classified as available-for-sale are recorded in "Interest income" in the Company's Consolidated Statements of Income.

Trade Receivables

Trade receivables are stated at their carrying values, which include a reserve for credit losses. At May 31, 2025 and June 1, 2024, reserves for credit losses were $745 thousand and $490 thousand, respectively. The Company extends credit to customers based on an evaluation of each customer's financial condition and credit history. Collateral is generally not required. The Company minimizes exposure to counter party credit risk through credit analysis and approvals, credit limits, and monitoring procedures. In determining our reserve for credit losses, receivables are assigned an expected loss based on historical loss information adjusted as needed for economic and other forward-looking factors. At May 31, 2025 and June 1, 2024, one customer accounted for approximately 28.1% and 26.8% of the Company's trade accounts receivable, respectively.

Inventories

Inventories of eggs, feed, supplies and flocks are valued principally at the lower of cost or net realizable value. The cost of inventories is determined by either the first-in, first-out method or the weighted-average method.

The cost associated with flocks, consisting principally of chicks, feed, labor, contractor payments and overhead costs, are accumulated during a growing period of approximately 22 weeks. Flock costs are amortized to cost of sales over the productive lives of the flocks, generally one to two years. As the amortization period of the flocks is relatively short, disclosure of the gross cost and accumulated amortization is omitted. Flock mortality is charged to cost of sales as incurred.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives, which are 15 to 25 years for buildings and improvements and 3 to 12 years for machinery and equipment. Expenditures that significantly extend the useful life of the related assets are capitalized. Normal repairs and maintenance are expensed as incurred. When property, plant, and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

Investments in Unconsolidated Entities

The equity method of accounting is used when the Company can exert significant influence over an entity, but does not control its financial and operating decisions. Under the equity method, original investments are recorded at cost and adjusted by the Company's share of undistributed earnings or losses of these entities. Equity investments without readily determinable fair values, when the Company does not have the ability to exercise significant influence over the investee, are recorded at cost, less impairment, plus or minus observable price changes.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired. Goodwill is evaluated for impairment at least annually or more frequently if impairment indicators arise by first performing a qualitative assessment to determine whether a quantitative goodwill test is necessary. After assessing the totality of events or circumstances, if we determine it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then we perform additional quantitative tests to determine the magnitude of any impairment.

Intangible Assets

Intangible assets are initially recorded at fair value in business acquisitions, which include franchise rights, customer relationships, non-compete agreements, trademarks and right of use intangibles. They are amortized over their estimated useful lives of 5 to 15 years. The gross cost and accumulated amortization of intangible assets are removed when the recorded amounts are fully amortized and the asset is no longer in use or the contract has expired. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

Indefinite life assets are recorded at fair value in business acquisitions and represent water rights. They are not amortized, but are reviewed for impairment at least annually or more frequently if impairment indicators arise.

Insurance Liabilities and Restricted Cash

The Company uses a combination of insurance and self-insurance programs, including a wholly-owned captive insurance subsidiary (the "Captive") to provide coverage for the potential liabilities for workers' compensation, auto liability and general liability risks. Liabilities associated with these risks that are retained by the Company are not discounted and are estimated, in part, by considering historical claims experience, severity factors and other actuarial assumptions. These liabilities are recorded within "Accrued expenses and other current liabilities" in the Company's Consolidated Balance Sheets and were $8.0 million and $4.9 million at May 31, 2025 and June 1, 2024, respectively.

The Captive maintains certain levels of cash and cash equivalents which are restricted in use to secure the insurer's obligations for workers' compensation, auto liability and general liability programs. As of May 31, 2025, restricted cash was $1.0 million and is recorded within "Prepaid expenses and other current assets" in the Company's Consolidated Balance Sheets.

The Company also maintains a medical plan covering substantially all full-time employees. Under the plan, the Company self-insures its portion of medical claims and uses stop-loss insurance to limit its portion of medical claims to $275,000 per occurrence. Liabilities associated with these risks are estimated in part by considering historical claims experience, medical cost trends, demographic factors, severity factors and other actuarial assumptions. The Company's expenses including accruals for incurred but not reported claims were approximately $22.8 million, $23.0 million, and $21.9 million in fiscal years 2025, 2024, and 2023, respectively. The liability recorded for incurred but not reported claims was $3.0 million and $2.8 million as of May 31, 2025, and June 1, 2024, respectively and are classified within "Accrued expenses and other current liabilities" in the Company's Consolidated Balance Sheets.

Dividend Payable

Dividends are accrued at the end of each quarter according to the Company's dividend policy adopted by its Board of Directors ("Board"). The Company pays a dividend to stockholders of its Common Stock on a quarterly basis for each quarter for which the Company reports net income attributable to Cal-Maine Foods, Inc., computed in accordance with GAAP, in an amount equal to one-third (1/3) of such quarterly net income. Dividends are paid to stockholders of record as of the 60th day following the last day of such quarter, except for the fourth fiscal quarter. For the fourth quarter, the Company pays dividends to stockholders of record on the 65th day after the quarter end. Dividends are payable on the 15th day following the record date. Following a quarter for which the Company does not report net income attributable to Cal-Maine Foods, Inc., the Company will not pay a dividend for a subsequent profitable quarter until the Company is profitable on a cumulative basis computed from the date of the most recent quarter for which a dividend was paid. The dividend policy is subject to periodic review by the Board.

Revenue Recognition

The Company recognizes revenue through sale of its products to customers through retail, foodservice and other distribution channels. The majority of the Company's revenue is derived from agreements or contracts with customers based upon the customer ordering its products with a single performance obligation of delivering the product. The Company believes the performance obligation is met upon delivery and acceptance of the product by our customers, which generally occurs upon shipment or delivery to a customer based on terms of the sale. Costs paid to third party brokers to obtain agreements are expensed as the Company's agreements are generally less than one year.

Revenues are recognized in an amount that reflects the net consideration we expect to receive in exchange for delivery of the products. The Company periodically offers sales incentives or other programs such as rebates, discounts, coupons, volume-based incentives, guaranteed sales and other programs. The Company records an estimated allowance for costs associated with these programs, which is recorded as a reduction in revenue at the time of sale using historical trends and projected redemption rates of each program. The Company regularly reviews these estimates and any difference between the estimated costs and actual realization of these programs would be recognized the subsequent period.

Shipping and Distribution

Costs to deliver product to customers are included in selling, general and administrative expenses in the accompanying Consolidated Statements of Income and totaled $93.5 million, $72.7 million, and $77.5 million in fiscal years 2025, 2024, and 2023, respectively.

Income Taxes

Income taxes are accounted for using the liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's policy with respect to evaluating uncertain tax positions is based upon whether management believes it is more likely than not the uncertain tax positions will be sustained upon review by the taxing authorities. The tax positions must meet the more-likely-than-not recognition threshold with consideration given to the amounts and probabilities of the outcomes that could be realized upon settlement using the facts, circumstances and information at the reporting date. The Company will reflect only the portion of the tax benefit that will be sustained upon resolution of the position and applicable interest on the portion of the tax benefit not recognized. The Company initially and subsequently measures the largest amount of tax benefit that is greater than 50% likely to be realized upon settlement with a taxing authority that has full knowledge of all relevant information. The Company records interest and penalties on uncertain tax positions as a component of income tax expense. Based upon management's assessment, there are no uncertain tax positions expected to have a material impact on the Company's consolidated financial statements.

Business Combinations

The Company applies the acquisition method of accounting, which requires that once control is obtained, all the assets acquired and liabilities assumed, including amounts attributable to noncontrolling interests, are recorded at their respective fair values at the date of acquisition. We determine the fair values of identifiable assets and liabilities internally, which requires estimates and the use of various valuation techniques. When a market value is not readily available, our internal valuation methodology considers the remaining estimated life of the assets acquired and what management believes is the market value for those assets.

We typically use the income method approach for intangible assets acquired in a business combination. Significant estimates in valuing certain intangible assets include, but are not limited to, the amount and timing of future cash flows, growth rates, discount rates and useful lives. The excess of the purchase price over fair values of identifiable assets and liabilities is recorded as goodwill.

Gain (Loss) on Involuntary Conversions

The Company maintains insurance for both property damage and business interruption relating to catastrophic events, such as fires, hurricanes, tornadoes and other acts of God, and is eligible to participate in U.S. Department of Agriculture ("USDA") indemnity and compensation programs for certain losses due to disease outbreaks such as highly pathogenic avian influenza ("HPAI"). Specifically, the Animal Health Protection Act authorizes the USDA to provide indemnity payments to producers for birds and eggs that must be destroyed during a disease response. Payments received under these programs are based on the fair market value of the poultry and/or eggs at the time that HPAI virus is detected in the flock. Other covered costs include feed, depopulation and disposal costs, and virus elimination costs. The USDA does not provide indemnity for income or production losses suffered due to downtime or other business disruptions nor for indirect continuing expenses. Recoveries received for property damage, business interruption and disease outbreaks in excess of or less than the net book value of damaged assets, including poultry, clean-up and demolition costs, and other direct post-event costs are recorded within "Gain (loss) on involuntary conversions" in the period received or committed when all contingencies associated with the recoveries are resolved.

Loss Contingencies

Certain conditions may exist as of the date the consolidated financial statements are issued that may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company's consolidated financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

The Company expenses the costs of litigation as they are incurred.

New Accounting Pronouncements and Policies

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. This ASU requires enhanced disclosures about significant segment expenses regularly provided to the chief operating decision maker that are included within each reported measure of segment profit or loss, and requires all annual disclosures currently required by Topic 280 to be included in interim periods. The Company adopted ASU 2023-07 effective fiscal year 2025. The pronouncement was adopted retrospectively to all prior periods presented. For additional information, refer to Note 15 - Segment Reporting.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740) – Improvements to Income Tax Disclosures*. This ASU requires that an entity, on an annual basis, disclose additional income tax information, primarily related to the rate reconciliation and income taxes paid. The ASU is intended to enhance the transparency and decision usefulness of income tax disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. The Company is currently evaluating the impact of ASU 2023-09 on its consolidated financial statement disclosures.

In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)*. The objective of ASU 2024-03 is to improve disclosures about a public entity's expenses, primarily through additional disaggregation of income statement expenses. Additionally, in January 2025, the FASB further clarified the effective date of ASU 2024-03 with the issuance of ASU 2025-01. ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted and may be applied either on a prospective or retrospective basis. The Company is currently evaluating the impact of ASU 2024-03 on its consolidated financial statement disclosures.

Note 2 – Acquisitions

Acquisition of ISE America, Inc. Assets

Effective June 28, 2024, the Company acquired substantially all of the commercial shell egg production, processing and egg products breaking facilities of ISE America, Inc. and certain of its affiliates ("ISE"). The assets acquired included commercial shell egg production and processing facilities with a capacity at the time of acquisition of approximately 4.7 million laying hens, including 1.0 million cage-free, and 1.2 million pullets, feed mills, approximately 4,000 acres of land, inventories and an egg products breaking facility. The acquired assets also include an extensive customer distribution network across the Northeast and Mid-Atlantic states, and production operations in Maryland, New Jersey, Delaware and South Carolina. The Company accounted for the acquisition as a business combination.

The following table summarizes the consideration paid for the ISE assets and the amounts of assets acquired and liabilities assumed recognized at the acquisition date (in thousands):

Cash consideration paid	$	111,521
Recognized amounts of identifiable assets acquired and liabilities assumed		
Inventories	$	20,547
Property, plant and equipment		90,572
Intangible assets		710
Liabilities assumed		(308)
Total identifiable net assets	$	111,521

Inventories consisted primarily of flock, feed ingredients, packaging, and egg inventory. Flock inventory was valued at carrying value as management believes that its carrying value best approximates its fair value. Feed ingredients, packaging and egg inventory were all valued based on market prices as of June 28, 2024.

Property, plant and equipment were valued utilizing the cost approach which is based on replacement or reproduction costs of the assets and subtracting any depreciation resulting from physical deterioration and/or functional or economic obsolescence.

Intangible assets consisted primarily of customer lists acquired. Customers lists were valued using the income method approach.

Acquisition of Deal-Rite Feeds, Inc. Assets

Effective February 3, 2025, the Company acquired certain assets of Deal-Rite Feeds, Inc. and certain of its affiliates ("Deal-Rite") for approximately $4.7 million. The assets acquired included two feed mills, storage facilities, usable grain, vehicles, related equipment and a retail feed sales business located in North Carolina. The acquired assets will produce and deliver feed to our nearby shell egg production facilities. The Company accounted for the acquisition as a business combination.

Property, plant and equipment were valued utilizing the cost approach which is based on replacement or reproduction costs of the assets and subtracting any depreciation resulting from physical deterioration and/or functional or economic obsolescence.

Goodwill recorded in connection with the Deal-Rite acquisition is primarily attributable to improved efficiencies from integrating the assets of Deal-Rite with the operations of the Company. The Company recognized goodwill of $1.0 million as a result of the acquisition.

Other Acquisitions and Investments

Effective September 9, 2024, the Company completed a strategic investment with Crepini LLC, establishing a new egg products and prepared foods venture. The new entity, located in Hopewell Junction, New York, operates as Crepini Foods LLC ("Crepini"). The Company capitalized Crepini with approximately $6.75 million in cash to purchase additional equipment and other assets and fund working capital in exchange for a 51% interest in the new venture. Crepini LLC contributed its existing assets and business in exchange for a 49% interest in the new venture.

Effective November 30, 2024, the Company acquired the remaining 9.23% interest in our majority-owned subsidiary, MeadowCreek Foods LLC.

Acquisition of Fassio Egg Farms, Inc. Assets

Effective October 4, 2023, the Company announced the acquisition of the assets of Fassio Egg Farms, Inc. ("Fassio"), related to its commercial shell egg production and processing business. Fassio owned and operated commercial shell egg production and processing facilities with a capacity at the time of acquisition of approximately 1.2 million laying hens, primarily cage-free, a feed mill, pullets, a fertilizer production and composting operation and land located in Erda, Utah, outside Salt Lake City. The Company accounted for the acquisition as a business combination.

The following table summarizes the consideration paid for the Fassio assets and the amounts of assets acquired and liabilities assumed recognized at the acquisition date (in thousands):

Cash consideration paid	$	53,746
Fair value of contingent consideration		1,000
Total estimated purchase consideration		54,746
Recognized amounts of identifiable assets acquired and liabilities assumed		
Inventory	$	6,164
Property, plant and equipment		44,540
Intangible assets		2,272
Other long-term assets		143
Liabilities assumed		(143)
Total identifiable net assets		52,976
Goodwill		1,770
	$	54,746

Inventory consisted primarily of flock, feed ingredients, packaging, and egg inventory. Flock inventory was valued at carrying value as management believes that its carrying value best approximates its fair value. Feed ingredients, packaging and egg inventory were all valued based on market prices as of September 30, 2023.

Property, plant and equipment were valued utilizing the cost approach which is based on replacement or reproduction costs of the assets and subtracting any depreciation resulting from physical deterioration and/or functional or economic obsolescence.

Intangible assets consisted primarily of water rights within the property acquired. Water rights were valued using the sales comparison approach.

Contingent consideration liability was recorded and represents potential future cash payment to the sellers contingent on the acquired business meeting certain return on profitability milestones over a three-year period, commencing on the date of the acquisition. The initial fair value of the contingent consideration was estimated using a discounted cash flow model. This liability is recorded within "Other liabilities" in the Company's Consolidated Balance Sheets.

Goodwill represents the excess of the purchase price of the acquired business over the acquisition date fair value of the net assets acquired. Goodwill recorded in connection with the Fassio acquisition is primarily attributable to improved efficiencies from integrating the assets of Fassio with the operations of the Company. The Company recognized goodwill of $1.8 million as a result of the acquisition.

Note 3 - Investment Securities Available-for-Sale

The following presents the Company's investment securities available-for-sale as of May 31, 2025 and June 1, 2024 (in thousands):

May 31, 2025	Amortized Cost		Unrealized Gains		Unrealized Losses		Estimated Fair Value	
Municipal bonds	$	21,695	$	3	$	—	$	21,698
Commercial paper		90,880		—		50		90,830
Corporate bonds		431,378		130		—		431,508
Certificates of deposits		5,200		—		6		5,194
US government and agency obligations		240,655		—		260		240,395
Treasury bills		103,119		—		36		103,083
Total current investment securities	$	892,927	$	133	$	352	$	892,708

June 1, 2024	Amortized Cost		Unrealized Gains		Unrealized Losses		Estimated Fair Value	
Municipal bonds	$	4,100	$	—	$	41	$	4,059
Commercial paper		137,856		—		121		137,735
Corporate bonds		233,289		—		697		232,592
Certificates of deposits		3,505		—		14		3,491
US government and agency obligations		154,520		—		251		154,269
Asset backed securities		3,154		—		30		3,124
Treasury bills		39,239		—		10		39,229
Total current investment securities	$	575,663	$	—	$	1,164	$	574,499

Proceeds from the sales and maturities of available-for-sale securities were $907.6 million, $358.9 million, and $291.8 million during fiscal 2025, 2024, and 2023, respectively. Gross realized gains for fiscal 2025, 2024, and 2023 were $76 thousand, $199 thousand, and $51 thousand, respectively. There were no gross realized losses for fiscal 2025. Gross realized losses for fiscal 2024, and 2023 were $8 thousand, and $87 thousand, respectively. There was no allowance for credit losses at May 31, 2025 and June 1, 2024.

Actual maturities may differ from contractual maturities as some borrowers have the right to call or prepay obligations with or without penalties. Contractual maturities of investment securities at May 31, 2025 are as follows (in thousands):

	Estimated Fair Value	
Within one year	$	449,577
1-5 years		443,131
Total	$	892,708

Note 4 - Fair Value Measures

The Company is required to categorize both financial and nonfinancial assets and liabilities based on the following fair value hierarchy. The fair value of an asset is the price at which the asset could be sold in an orderly transaction between unrelated, knowledgeable, and willing parties able to engage in the transaction. A liability's fair value is defined as the amount that would be paid to transfer the liability to a new obligor in a transaction between such parties, not the amount that would be paid to settle the liability with the creditor.

- *Level 1* - Quoted prices in active markets for identical assets or liabilities

- *Level 2* - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, including:
  - Quoted prices for similar assets or liabilities in active markets
  - Quoted prices for identical or similar assets in non-active markets
  - Inputs other than quoted prices that are observable for the asset or liability
  - Inputs derived principally from or corroborated by other observable market data

- *Level 3* - Unobservable inputs for the asset or liability supported by little or no market activity and are significant to the fair value of the assets or liabilities

The disclosure of fair value of certain financial assets and liabilities recorded at cost are as follows:

Cash and cash equivalents, accounts receivable, and accounts payable: The carrying amount approximates fair value due to the short maturity of these instruments.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

In accordance with the fair value hierarchy described above, the following table shows the fair value of our financial assets and liabilities that are required to be measured at fair value on a recurring basis as of May 31, 2025 and June 1, 2024 (in thousands):

May 31, 2025	Level 1	Level 2	Level 3	Balance
Investment securities available-for-sale				
Municipal bonds	$ —	$ 21,698	$ —	$ 21,698
Commercial paper	—	90,830	—	90,830
Corporate bonds	—	431,508	—	431,508
Certificates of deposits	—	5,194	—	5,194
US government and agency obligations	—	240,395	—	240,395
Treasury bills	—	103,083	—	103,083
Total investment securities available-for-sale measured at fair value	$ —	$ 892,708	$ —	$ 892,708
Liabilities				
Contingent consideration	—	—	21,500	21,500
Total liabilities measured at fair value	$ —	$ —	$ 21,500	$ 21,500

June 1, 2024	Level 1	Level 2	Level 3	Balance
Investment securities available-for-sale				
Municipal bonds	$ —	$ 4,059	$ —	$ 4,059
Commercial paper	—	137,735	—	137,735
Corporate bonds	—	232,592	—	232,592
Certificates of deposits	—	3,491	—	3,491
US government and agency obligations	—	154,269	—	154,269
Asset backed securities	—	3,124	—	3,124
Treasury bills	—	39,229	—	39,229
Total investment securities available-for-sale measured at fair value	$ —	$ 574,499	$ —	$ 574,499
Liabilities				
Contingent consideration	—	—	6,500	6,500
Total liabilities measured at fair value	$ —	$ —	$ 6,500	$ 6,500

Investment securities available-for-sale are all classified as Level 2 and consist of securities with maturities of three months or longer when purchased. Observable inputs for these securities are yields, credit risks, default rates, and volatility.

Contingent consideration classified as Level 3 consists of the potential obligation to pay an earnout to the sellers of Fassio contingent on the acquired business meeting certain return on profitability milestones over a three-year period, commencing on the date of the acquisition. The fair value of the contingent consideration is estimated using a discounted cash flow model. Key assumptions and unobservable inputs that require significant judgement used in the estimate include weighted average cost of capital, egg prices, projected revenue and expenses over the period for which the contingent consideration is measured, and the probability assessments with respect to the likelihood of achieving the forecasted projections. See further discussion in Note 2 - Acquisition.

The following table shows the beginning and ending balances in fair value of the contingent consideration:

	Fassio Contingent Consideration
Balance, June 1, 2024	$ 6,500
Fair value adjustments	15,000
Balance, May 31, 2025	$ 21,500

Adjustments to the fair value of contingent consideration are recorded within selling, general and administrative expenses in the consolidated statements of income.

Note 5 - Inventories

Inventories consisted of the following (in thousands):

	May 31, 2025	June 1, 2024
Flocks, net of amortization	$ 166,507	$ 149,985
Eggs and egg products	29,743	25,217
Feed and supplies	99,420	86,580
	$ 295,670	$ 261,782

We grow and maintain flocks of layers (mature female chickens), pullets (female chickens under 18 weeks of age), and breeders (male and female chickens used to produce fertile eggs to hatch for egg production flocks). Our total flock at May 31, 2025 and June 1, 2024, consisted of approximately 11.5 million and 11.8 million pullets and breeders and 48.3 million and 39.9 million layers, respectively.

The Company expensed amortization and mortality associated with the flocks to cost of sales as follows (in thousands):

	May 31, 2025	June 1, 2024	June 3, 2023
Amortization	$ 196,248	$ 198,298	$ 186,973
Mortality	10,619	10,640	10,455
Total flock costs charged to cost of sales	$ 206,867	$ 208,938	$ 197,428

Note 6 - Property, Plant and Equipment

Property, plant and equipment consisted of the following (in thousands):

	May 31, 2025	June 1, 2024
Land and improvements	$ 158,627	$ 131,051
Buildings and improvements	722,552	627,121
Machinery and equipment	876,024	782,736
Construction-in-progress	148,621	121,266
	1,905,824	1,662,174
Less: accumulated depreciation	879,140	804,940
	$ 1,026,684	$ 857,234

Depreciation expense was $91.1 million, $77.2 million and $69.4 million in the fiscal years ended May 31, 2025, June 1, 2024, and June 3, 2023, respectively.

Note 7 - Investment in Unconsolidated Entities

As of May 31, 2025 and June 1, 2024, the Company owned 50% of Specialty Eggs, LLC ("Specialty Eggs") and of Southwest Specialty Eggs, LLC ("Southwest Specialty Eggs"), which are accounted for using the equity method of accounting. Specialty Eggs owns the Egg-Land's Best franchise for most of Georgia and South Carolina, as well as a portion of western North Carolina and eastern Alabama. Southwest Specialty Eggs owns the Egg-Land's Best franchise for Arizona, southern California and Clark County, Nevada (including Las Vegas).

Equity method investments are included in "Investments in unconsolidated entities" in the accompanying Consolidated Balance Sheets and totaled $10.3 million and $8.2 million at May 31, 2025 and June 1, 2024, respectively.

Equity in income of unconsolidated entities of $6.2 million, $1.4 million, and $746 thousand from these entities has been included in the Consolidated Statements of Income for fiscal 2025, 2024, and 2023, respectively.

The following relates to the Company's transactions with these unconsolidated affiliates (in thousands):

	For the fiscal year ended		
	May 31, 2025	June 1, 2024	June 3, 2023
Sales to unconsolidated entities	$ 110,106	$ 100,553	$ 136,351
Purchases from unconsolidated entities	76,167	63,916	75,024
Distributions from unconsolidated entities	4,050	3,000	1,500

	May 31, 2025	June 1, 2024
Accounts receivable from unconsolidated entities	$ 5,090	$ 8,490
Accounts payable to unconsolidated entities	613	1,233

Note 8 - Goodwill and Other Intangible Assets

Goodwill and other intangibles consisted of the following (in thousands):

		Other Intangibles					
	Goodwill	Franchise rights	Customer relationships	Non-compete agreements	Water rights	Trademark	Total intangibles
Balance June 3, 2023	$ 44,006	$ 13,414	$ 970	$ 708	$ 720	$ 85	$ 59,903
Additions	1,770	—	—	50	2,222	—	4,042
Amortization	—	(1,627)	(362)	(134)	—	(50)	(2,173)
Balance June 1, 2024	45,776	11,787	608	624	2,942	35	61,772
Additions	1,000	—	700	285	—	334	2,319
Amortization	—	(1,596)	(353)	(157)	—	(52)	(2,158)
Balance May 31, 2025	$ 46,776	$ 10,191	$ 955	$ 752	$ 2,942	$ 317	$ 61,933

For the Other Intangibles listed above, the gross carrying amounts and accumulated amortization are as follows (in thousands):

	May 31, 2025		June 1, 2024	
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Other intangible assets:				
Franchise rights	$ 29,284	$ (19,093)	$ 29,284	$ (17,497)
Customer relationships	1,700	(745)	2,900	(2,292)
Non-compete agreements	1,435	(683)	1,500	(876)
Water rights *	2,942	—	2,942	—
Trademark	334	(17)	400	(365)
Total	$ 35,695	$ (20,538)	$ 37,026	$ (21,030)

* Water rights are an indefinite life intangible asset.

No significant residual value is estimated for these intangible assets. Aggregate amortization expense for fiscal years 2025, 2024, and 2023 totaled $2.2 million.

The following table presents the total estimated amortization of intangible assets for the five succeeding years (in thousands):

For fiscal year	Estimated amortization expense
2026	$ 1,984
2027	1,981
2028	1,911
2029	1,849
2030	1,758
Thereafter	2,732
Total	$ 12,215

Note 9 - Employee Benefit Plans

KSOP

The Company has a KSOP plan that covers substantially all of the Company's employees (the "Plan"). The Company makes contributions to the Plan at a rate of 3% of participants' eligible compensation, plus an additional amount determined at the discretion of the Board. Contributions can be made in cash or the Company's Common Stock, and vest immediately. The Company's cash contributions to the Plan were $5.5 million, $4.3 million, and $4.3 million in fiscal years 2025, 2024 and 2023, respectively. The Company did not make direct contributions of the Company's Common Stock in fiscal years 2025, 2024, or 2023. Dividends on the Company's Common Stock are paid to the Plan in cash. The Plan acquires the Company's Common Stock, which is listed on the Nasdaq Global Select Market, by using the dividends and the Company's cash contributions to purchase shares in the public markets. The Plan sells Common Stock on the Nasdaq to pay benefits to Plan participants. Participants may make contributions to the Plan up to the maximum allowed by Internal Revenue Service regulations. The Company does not match participant contributions.

Deferred Compensation and Other Postretirement Plans

The Company maintains several deferred compensation and other postretirement plans for certain officers and a select group of management and highly compensated employees of the Company. The liability recorded related to these agreements was $4.1 million and $3.8 million at May 31, 2025 and June 1, 2024, respectively and is classified within "Accrued expenses and other current liabilities" and "Other liabilities" in the Company's Consolidated Balance Sheets. The related expense for these plans was $1.5 million, $1.2 million and $752 thousand in fiscal 2025, 2024 and 2023, respectively.

Note 10 - Credit Facility

For fiscal years 2025, 2024 and 2023, interest expense was $612 thousand, $549 thousand, and $583 thousand, respectively, primarily related to commitment fees on the Credit Facility described below.

On November 15, 2021, we entered into an Amended and Restated Credit Agreement (as amended, the "Credit Agreement") with a five-year term. The Credit Agreement provides for a senior secured revolving credit facility (the "Credit Facility" or "Revolver") in an initial aggregate principal amount of up to $250 million, which includes a $15 million sublimit for the issuance of standby letters of credit and a $15 million sublimit for swingline loans. The Credit Facility also includes an accordion feature permitting, with the consent of BMO Harris Bank N.A. (the "Administrative Agent"), an increase in the Credit Facility in the aggregate up to $200 million by adding one or more incremental senior secured term loans or increasing one or more times the revolving commitments under the Revolver. No amounts were borrowed under the Credit Facility as of May 31, 2025 or June 1, 2024 or during fiscal 2025 or fiscal 2024. The Company had $4.7 million of outstanding standby letters of credit issued under the Credit Facility at May 31, 2025.

On May 26, 2023, we entered into the First Amendment (the "First Amendment") to the Credit Agreement, which replaced the London Interbank Offered Rate interest rate benchmark with the secured overnight financing rate as administered by the Federal Reserve Bank of New York or a successor administrator of the secured overnight financing rate ("SOFR"). The interest rate in connection with loans made under the Credit Facility is based on, at the Company's election, either the Adjusted Term SOFR Rate plus the Applicable Margin or the Base Rate plus the Applicable Margin. The "Adjusted Term SOFR" means with respect to any tenor, the per annum rate equal to the sum of (i) Term SOFR as defined in the Credit Agreement plus (ii) 0.10% (10 basis points); provided, if Adjusted Term SOFR determined as provided above shall ever be less than the Floor, then Adjusted Term SOFR shall be deemed to be the Floor. The "Floor" means the rate per annum of interest equal to 0.00%. The "Base Rate" means a fluctuating rate per annum equal to the highest of (a) the federal funds rate plus 0.50% per annum, (b) the prime rate of interest established by the Administrative Agent, and (c) the Adjusted Term SOFR for a one-month tenor plus 1.00%. The "Applicable Margin" means 0.00% to 0.75% per annum for Base Rate Loans and 1.00% to 1.75% per annum for SOFR Loans, in each case depending upon the Total Funded Debt to Capitalization Ratio for the Company at the quarterly pricing date. The Company will pay a commitment fee on the unused portion of the Credit Facility payable quarterly from 0.15% to 0.25%, in each case depending upon the Total Funded Debt to Capitalization Ratio for the Company at the quarterly pricing date.

The Credit Facility is guaranteed by substantially all the current and future wholly-owned direct and indirect domestic subsidiaries of the Company (the "Guarantors"), and is secured by a first-priority perfected security interest in substantially all of the Company's and the Guarantors' accounts, payment intangibles, instruments (including promissory notes), chattel paper, inventory (including farm products) and deposit accounts maintained with the Administrative Agent.

The Credit Agreement contains customary covenants, including restrictions on the incurrence of liens, incurrence of additional debt, sales of assets and other fundamental corporate changes and investments. The Credit Agreement requires maintenance of two financial covenants: (i) a maximum Total Funded Debt to Capitalization Ratio tested quarterly of no greater than 50%; and (ii) a requirement to maintain Minimum Tangible Net Worth at all times of $700 Million plus 50% of net income (if net income is positive) less permitted restricted payments for each fiscal quarter after November 27, 2021.

On March 25, 2025, the Company entered into the Second Amendment (the "Second Amendment") to the Credit Agreement. Under the Credit Agreement, a Change of Control is an event of default. The Second Amendment amended the definition of Change of Control to exclude from that definition the conversion (the "Class A Conversion") of all outstanding shares of the Company's Class A Common Stock into Common Stock which occurred on April 14, 2025.

The Second Amendment states that after the Class A Conversion, Change of Control will mean any of the following: (i) the acquisition by any "person" or "group" (as such terms are used in sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) at any time of beneficial ownership of 30.0% or more of the outstanding capital stock or other equity interests of the Company on a fully-diluted basis, (ii) the failure of individuals who are members of the Board (or similar governing body) of the Company on the effective date of the Second Amendment (together with any new or replacement directors whose initial nomination for election was approved by a majority of the directors who were either directors on the effective date of the Second Amendment or previously so approved) to constitute a majority of the Board (or similar governing body) of the Company, or (iii) any "Change of Control" (or words of like import), as defined in any agreement or indenture relating to any issue of Material Indebtedness of any Loan Party or any Subsidiary of a Loan Party (each as defined in the Credit Agreement), shall occur.

Further, under the terms of the Credit Agreement, payment of dividends under the Company's current dividend policy of one-third of the Company's net income, computed in accordance with GAAP, and payment of other dividends or repurchases by the Company of its capital stock is allowed, as long as after giving effect to such dividend payments or repurchases no default has occurred and is continuing and the sum of cash and cash equivalents of the Company and its subsidiaries plus availability under the Credit Facility equals at least $50 million.

The Credit Agreement also includes customary events of default and customary remedies upon the occurrence of an event of default, including acceleration of the amounts due under the Credit Facility and foreclosure of the collateral securing the Credit Facility.

At May 31, 2025, we were in compliance with the covenant requirements of the Credit Agreement.

Note 11 - Equity

As of May 31, 2025, the Company's authorized shares of capital stock consisted of 120 million shares of Common Stock and 10 million shares of preferred stock, par value $0.01 per share. As of May 31, 2025, no shares of preferred stock were outstanding.

Prior to the conversion of all of the Company's outstanding shares of Class A Common Stock into Common Stock (the "Class A Conversion"), which occurred on April 14, 2025, the Company had two classes of capital stock, Common Stock and Class A Common Stock, which were similar in most respects except that the Common Stock had one vote per share and the Class A Common Stock had 10 votes per share. In addition, each share of Class A Common Stock was convertible into one share of Common Stock at the option of the holder at any time, and, generally, would automatically convert into Common Stock upon transfer outside of the control of the family of Fred R. Adams Jr., the Company's late founder. Prior to the Class A Conversion, Mr. Adams' family controlled all of the outstanding shares of Class A Common Stock, all of which were held by DLNL, LLC, a Delaware limited liability company ("Daughters' LLC"), and thereby controlled a majority of the Company's total voting power; as a result, the Company was a "controlled company" under the rules of The Nasdaq Stock Market.

On February 25, 2025, the Company entered an Agreement Regarding Conversion (the "Conversion Agreement") by and among the Company, Daughters' LLC and its members, namely Fred R. Adams Jr.'s four daughters and Adolphus B. Baker, Board Chair and Mr. Adams' son-in-law (the "Members" and together with Daughters' LLC, the "Stockholder Parties"). The Company's entry into the Conversion Agreement was a result of the Members informing the Company that they were potentially interested in diversifying their respective financial portfolios, including through the potential sale of all or a portion of the shares of the Company's Common Stock underlying the Class A Common Stock, as most of them have become more focused on their individual estate planning efforts and philanthropic endeavors.

The Conversion Agreement provided for the following:

- The approval by the Board, and approval by Daughters' LLC by majority written consent, of the Third Amended and Restated Certificate of Incorporation of the Company ("Third Amended and Restated Charter"), which became effective upon filing with the Delaware Secretary of State on March 27, 2025.
- The approval by the Board of the Amended and Restated Bylaws of the Company, which became effective when the Third Amended and Restated Charter became effective.
- The agreement by the Stockholder Parties not to convert any shares of Class A Common Stock into shares of Common Stock prior to the later of (i) the effective date of the Third Amended and Restated Charter or (ii) the date the Company obtained an amendment to its Credit Agreement such that the Class A Conversion, defined below, would not result in a "Change of Control" within the meaning of the Credit Agreement. Both conditions were met on March 27, 2025.
- The agreement by the Stockholder Parties that if Daughters' LLC converted any Class A Common Stock into Common Stock, it would simultaneously convert all (but not less than all) Class A Common Stock into Common Stock (the "Class A Conversion").
- After the effective date of the Class A Conversion (the "Class A Conversion Date"), and ending on the 12-month anniversary of the Class A Conversion Date (or, if earlier, December 31, 2026), certain registration rights of the Members to offer or sell Common Stock in a registered offering under the Securities Act of 1933, as amended.
- The adoption by the Stockholder Parties of an amended and restated limited liability company operating agreement of Daughters' LLC, which provided for certain changes to permit Daughters' LLC to take the actions provided for in the Conversion Agreement.

The Conversion Agreement, including the documents contemplated by that agreement, did not require any Stockholder Party to convert Class A Common Stock into Common Stock or to sell any Common Stock.

Also on February 25, 2025, the Board approved a new $500 million share repurchase program. The share repurchase program authorizes the Company, in management's discretion, to repurchase Common Stock from time to time for an aggregate purchase price up to $500 million (exclusive of any fees, taxes, commissions or other expenses related to such repurchases), subject to market conditions and other factors. The actual timing, number and value of shares repurchased under the program will be determined by management in its discretion and will depend on a number of factors, including, but not limited to, the market price of the Common Stock and general market and economic conditions.

The Class A Conversion occurred on April 14, 2025, at which time the Company was no longer a controlled company under the rules of The Nasdaq Stock Market. On April 15, 2025, the Company filed a Certificate of Retirement with the Delaware Secretary of State, retiring the Class A Common Stock. Promptly thereafter, the Company filed the Fourth Amended and Restated Certificate of Incorporation with the Delaware Secretary of State, which became effective upon filing, reflecting the retirement of the Class A Common Stock.

On April 15, 2025, in connection with the offer and sale (the "Offering") of 2,978,740 shares of Common Stock by the Members, the Company entered into a stock repurchase agreement with the Members, pursuant to which the Company agreed to repurchase 551,876 shares of Common Stock (the "Repurchased Shares"), which were not included in the Offering, contingent upon completion of the Offering, at the per share price paid by the underwriter in the Offering, resulting in a total purchase price of approximately $50 million. The Offering and the Company's purchase of the Repurchased Shares pursuant to the stock repurchase agreement were completed on April 17, 2025. The Company incurred expenses of $1.7 million in connection with the Offering. Pursuant to the Conversion Agreement, the Selling Stockholders will reimburse the Company $826 thousand.

As of May 31, 2025, no shares other than the Repurchased Shares had been repurchased under the Company's share repurchase program, leaving $450 million available under the program.

Note 12 - Net Income per Common Share

Basic net income per share attributable to Cal-Maine Foods, Inc. is based on the weighted average Common Stock and Class A Common Stock outstanding. All shares of Class A Common Stock were converted into Common Stock on April 14, 2025. Diluted net income per share attributable to Cal-Maine Foods, Inc. is based on weighted-average Common Stock outstanding during the relevant period adjusted for the dilutive effect of share-based awards.

The following table provides a reconciliation of the numerators and denominators used to determine basic and diluted net income per common share attributable to Cal-Maine Foods, Inc. (amounts in thousands, except per share data):

		May 31, 2025		June 1, 2024		June 3, 2023
Numerator						
Net income	$	1,218,232	$	276,282	$	756,732
Less: Net loss attributable to noncontrolling interest		(1,816)		(1,606)		(1,292)
Net income attributable to Cal-Maine Foods, Inc.	$	1,220,048	$	277,888	$	758,024
Denominator						
Weighted-average common shares outstanding, basic		48,719		48,717		48,648
Effect of dilutive securities of restricted shares		172		156		186
Weighted-average common shares outstanding, diluted		48,891		48,873		48,834
Net income per common share attributable to Cal-Maine Foods, Inc.						
Basic	$	25.04	$	5.70	$	15.58
Diluted	$	24.95	$	5.69	$	15.52

Note 13 – Stock-Based Compensation

The Company's stock-based compensation plan, the Amended and Restated Cal-Maine Foods, Inc. 2012 Omnibus Long-Term Incentive Plan (the "LTIP Plan"), provides for the granting of equity-based awards such as restricted stock, performance stock units and stock options. Awards may be granted under the LTIP Plan to any employee, any non-employee member of the Board, and any consultant who is a natural person and provides services to us or one of our subsidiaries (except for incentive stock options, which may be granted only to our employees). The maximum number of shares of Common Stock available for awards under the LTIP Plan is 2,000,000 of which 813,298 shares remained available for issuance as of May 31, 2025, and may be authorized but unissued shares or treasury shares. Common Stock issued from treasury shares under the plan was 47,700 shares, 86,803 shares and 84,969 shares for fiscal 2025, 2024 and 2023, respectively.

Restricted Stock

Restricted stock outstanding under the LTIP Plan vests three years from the grant date, or upon death or disability, change in control, or retirement (subject to certain requirements). The restricted stock contains no other service or performance conditions. Restricted stock is awarded in the name of the recipient and, except for the right of disposal, constitutes issued and outstanding shares of the Company's Common Stock for all corporate purposes during the period of restriction including the right to receive dividends. Compensation expense is a fixed amount based on the grant date closing price and is amortized on a straight-line basis over the vesting period. Forfeitures are recognized as they occur.

Total stock-based compensation expense was $4.5 million, $4.4 million, and $4.2 million in fiscal 2025, 2024, and 2023, respectively.

Our unrecognized compensation expense as a result of non-vested shares was $8.0 million at May 31, 2025 and $7.5 million at June 1, 2024. The unrecognized compensation expense will be amortized to stock compensation expense over a period of 2.1 years.

A summary of our equity award activity and related information for our restricted stock is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding, June 3, 2023	294,140	$ 43.72
Granted	86,803	54.94
Vested	(101,660)	37.82
Forfeited	(1,329)	44.68
Outstanding, June 1, 2024	277,954	$ 49.38
Granted	47,700	109.97
Vested	(108,058)	41.32
Forfeited	(4,879)	54.86
Outstanding, May 31, 2025	212,717	$ 66.93

Note 14 - Income Taxes

Income tax expense consisted of the following:

	Fiscal year ended		
	May 31, 2025	June 1, 2024	June 3, 2023
Current:			
Federal	$ 312,000	$ 83,721	$ 180,521
State	61,340	9,640	36,830
	373,340	93,361	217,351
Deferred:			
Federal	12,703	(7,371)	19,952
State	(1,133)	(2,301)	4,515
	11,570	(9,672)	24,467
	$ 384,910	$ 83,689	$ 241,818

Significant components of the Company's deferred tax liabilities and assets were as follows:

		May 31, 2025		June 1, 2024
Deferred tax liabilities:				
Property, plant and equipment	$	128,789	$	120,402
Inventories		35,041		29,297
Investment in affiliates		2,205		904
Other		6,485		6,437
Total deferred tax liabilities		172,520		157,040
Deferred tax assets:				
Accrued expenses		3,620		3,230
State operating loss carryforwards		6		22
Other comprehensive income		770		986
Other		13,473		9,936
Total deferred tax assets		17,869		14,174
Net deferred tax liabilities	$	154,651	$	142,866

The differences between income tax expense at the Company's effective income tax rate and income tax expense at the statutory federal income tax rate were as follows:

				Fiscal year end		
		May 31, 2025		June 1, 2024		June 3, 2023
Statutory federal income tax	$	337,042	$	75,931	$	209,418
State income taxes, net		47,169		5,798		32,662
Other, net		699		1,960		(262)
	$	384,910	$	83,689	$	241,818

As of May 31, 2025, we had no significant unrecognized tax benefits. Accordingly, the Company had no accrued interest and penalties related to uncertain tax positions.

We are subject to income tax in many jurisdictions within the U.S. We are currently not under audit by the Internal Revenue Service or by any state and local tax authorities. Tax periods for all years beginning with fiscal year 2020 remain open to examination by federal and state taxing jurisdictions to which we are subject.

Note 15 – Segment Reporting

The Company has one operating and one reportable segment, which is the production, grading, packaging, marketing and distribution of shell eggs and egg products. The Company is managed on a consolidated basis.

The Company's operating segment is determined on the basis of our organizational structure and information that is regularly reviewed by our Chief Operating Decision Maker ("CODM"). The Company's CODM is Sherman Miller, President and Chief Executive Officer. The CODM reviews net income, which is reported on the Consolidated Statements of Income, to assess the performance and make decisions on how to allocate resources to the segment. The CODM utilizes consolidated expense information regularly provided in the CODM package in order to assist with assessing performance and deciding how to allocate resources, which align with the consolidated expense categories as disclosed on the face of the Consolidated Statements of Income. The measure of segment assets is reported on the Consolidated Balance Sheet as Total assets.

Revenue primarily derives from the sales of shell eggs and egg products throughout the Unites States. The Company's shell egg product offerings include specialty and conventional shell eggs. Specialty shell eggs include cage-free, organic, brown, free-range, pasture-raised and nutritionally enhanced eggs. Conventional shell eggs sales represent all other shell egg sales not sold as specialty shell eggs. The Company's egg products offerings include liquid and frozen egg products, as well as ready-to-eat products such as hard-cooked eggs, egg wraps, protein pancakes, crepes and wrap-ups. Other sales represent feed sales, miscellaneous byproducts and resale products.

The following table provides revenue disaggregated by product category (in thousands):

	Fiscal years ended		
	May 31, 2025	June 1, 2024	June 3, 2023
	52 weeks	52 weeks	53 weeks
Conventional shell egg sales	$ 2,835,423	$ 1,291,743	$ 2,051,961
Specialty shell egg sales	1,184,487	925,665	956,993
Egg products and prepared foods	198,833	89,009	122,270
Other	43,142	20,026	14,993
	$ 4,261,885	$ 2,326,443	$ 3,146,217

The following table provides revenue disaggregated by sales channel (in thousands):

	Fiscal years ended		
	May 31, 2025	June 1, 2024	June 3, 2023
	52 weeks	52 weeks	53 weeks
Retail	$ 3,613,828	$ 2,046,230	$ 2,693,162
Foodservice	608,166	267,428	427,886
Other	39,891	12,785	25,169
	$ 4,261,885	$ 2,326,443	$ 3,146,217

Retail customers include primarily national and regional grocery store chains, club stores, and companies servicing independent supermarkets in the U.S. Foodservice customers include primarily companies that sell food products and related items to restaurants, healthcare and education facilities and hotels.

Our largest customer, Walmart Inc. (including Sam's Club) accounted for 33.6%, 34.0% and 34.2% of net sales dollars for fiscal 2025, 2024, and 2023, respectively.

Note 16 - Commitments and Contingencies

Civil Investigative Demand

In March 2025, the Company received a Civil Investigative Demand ("CID") from the Department of Justice ("DOJ") in connection with an antitrust investigation to determine whether there is, has been or may be a violation of the antitrust laws by anticompetitive conduct by and among egg producers. The Company is complying with the CID and cooperating with the investigation. Management cannot predict the eventual scope, duration or outcome of these investigations and is unable to estimate the amount or range of potential losses, if any, at this time.

State of Texas v. Cal-Maine Foods, Inc. d/b/a Wharton; and Wharton County Foods, LLC

On April 23, 2020, the Company and its subsidiary Wharton County Foods, LLC ("WCF") were named as defendants in State of Texas v. Cal-Maine Foods, Inc. d/b/a Wharton; and Wharton County Foods, LLC, Cause No. 2020-25427, in the District Court of Harris County, Texas. The State of Texas (the "State") asserted claims based on the Company's and WCF's alleged violation of the Texas Deceptive Trade Practices—Consumer Protection Act, Tex. Bus. & Com. Code §§ 17.41-17.63 ("DTPA"). The State claimed that the Company and WCF offered shell eggs at excessive or exorbitant prices during the COVID-19 state of emergency and made misleading statements about shell egg prices. The State sought temporary and permanent injunctions against the Company and WCF to prevent further alleged violations of the DTPA, along with over $100,000 in damages. On August 13, 2020, the court granted the defendants' motion to dismiss the State's original petition with prejudice. On September 11, 2020, the State filed a notice of appeal, which was assigned to the Texas Court of Appeals for the First District. On August 16, 2022, the appeals court reversed and remanded the case back to the trial court for further proceedings. On October 31, 2022, the Company and WCF appealed the First District Court's decision to the Supreme Court of Texas. On September 29, 2023, the Supreme Court of Texas denied the Company's Petition for Review and remanded to the trial court for further proceedings. The district court entered an order scheduling pre-trial proceedings and a pre-trial conference for August 11, 2025. On November 30, 2024, the State filed an amended petition, primarily to address a procedural deficiency that required the State to generally plead it was seeking monetary relief over $1.0 million including restitution, civil penalties, attorney's fees and costs. Pre-trial proceedings are progressing in accordance with the court's schedule. Management believes the risk of material loss related to this matter to be remote.

Kraft Foods Global, Inc. et al. v. United Egg Producers, Inc. et al.

On September 25, 2008, the Company was named as one of several defendants in numerous antitrust cases involving the U.S. shell egg industry. The Company settled all of these cases, except for the claims of certain plaintiffs who sought substantial damages allegedly arising from the purchase of egg products (as opposed to shell eggs). These remaining plaintiffs are Kraft Food Global, Inc., General Mills, Inc., and Nestle USA, Inc. (the "Egg Products Plaintiffs") and, until a subsequent settlement was reached as described below, The Kellogg Company.

On September 13, 2019, the case with the Egg Products Plaintiffs was remanded from a multi-district litigation proceeding in the United States District Court for the Eastern District of Pennsylvania, In re Processed Egg Products Antitrust Litigation, MDL No. 2002, to the United States District Court for the Northern District of Illinois, Kraft Foods Global, Inc. et al. v. United Egg Producers, Inc. et al., Case No. 1:11-cv-8808, for trial. The Egg Products Plaintiffs alleged that the Company and other defendants violated Section 1 of the Sherman Act, 15. U.S.C. § 1, by agreeing to limit the production of eggs and thereby illegally to raise the prices that plaintiffs paid for processed egg products. In particular, the Egg Products Plaintiffs attacked certain features of the United Egg Producers animal-welfare guidelines and program used by the Company and many other egg producers.

On October 24, 2019, the Company entered into a confidential settlement agreement with The Kellogg Company dismissing all claims against the Company for an amount that did not have a material impact on the Company's financial condition or results of operations. On November 11, 2019, a stipulation for dismissal was filed with the court, and on March 28, 2022, the court dismissed the Company with prejudice.

The trial of this case began on October 17, 2023. On December 1, 2023, the jury returned a decision awarding the Egg Products Plaintiffs $17.8 million in damages. On November 6, 2024, the court entered a final judgement against the Company and other defendants, jointly and severally, totaling $43.6 million after trebling. On December 4, 2024, the Company filed a renewed motion for judgment as a matter of law or for a new trial, and a motion to alter or amend the judgment. On December 13, 2024, the court granted defendants' November 20, 2024 motion to stay enforcement of the judgment and entered an agreed order requiring the defendants to post security during post-judgment proceedings and appeal, and stayed proceedings to enforce the judgment until the disposition of the post-judgment motions and ultimate appeals. On December 17, 2024, the Company posted a bond in the approximate amount of $23.9 million, representing a portion of the total bond required to preserve the right to appeal the trial court's decision. Another defendant posted a bond for the remaining amount. The Company intends to continue to vigorously defend the claims asserted by the Egg Products Plaintiffs.

If the jury's decision is ultimately upheld, the Company would be jointly and severally liable with other defendants for treble damages, or $43.6 million, subject to credit for certain settlements with previous settling defendants, plus the Egg Product Plaintiffs' reasonable attorneys' fees. During our second fiscal quarter of 2024, we recorded an accrued expense of $19.6 million in selling, general and administrative expenses in the Company's Condensed Consolidated Statements of Income and classified as other noncurrent liabilities in the Company's Condensed Consolidated Balance Sheets. Although less than the bond posted by the Company, the accrual represents our estimate of the Company's proportional share of the reasonably possible ultimate damages award, excluding the Egg Product Plaintiffs' attorneys' fees that we believe would be approximately offset by the credits noted above. We have entered into a judgment allocation and joint defense agreement with the other defendants remaining in the case. Our accrual may change in the future to the extent we are successful in further proceedings in the litigation.

State of Oklahoma Watershed Pollution Litigation

On June 18, 2005, the State of Oklahoma filed suit, in the United States District Court for the Northern District of Oklahoma, against Cal-Maine Foods, Inc. and Tyson Foods, Inc., Cobb-Vantress, Inc., Cargill, Inc., George's, Inc., Peterson Farms, Inc. and Simmons Foods, Inc., and certain of their affiliates. The State of Oklahoma claims that through the disposal of chicken litter the defendants polluted the Illinois River Watershed. This watershed provides water to eastern Oklahoma. The complaint sought injunctive relief and monetary damages, but the claim for monetary damages was dismissed by the court. Cal-Maine Foods, Inc. discontinued operations in the watershed in or around 2005. Since the litigation began, Cal-Maine Foods, Inc. purchased 100% of the membership interests of Benton County Foods, LLC, which is an ongoing commercial shell egg operation within the Illinois River Watershed. Benton County Foods, LLC is not a defendant in the litigation. We also have a number of small contract producers that operate in the area.

The non-jury trial in the case began in September 2009 and concluded in February 2010. On January 18, 2023, the court entered findings of fact and conclusions of law in favor of the State of Oklahoma, but no penalties were assessed. The court found the defendants liable for state law nuisance, federal common law nuisance, and state law trespass. The court also found the producers vicariously liable for the actions of their contract producers. On June 12, 2023, the court ordered the parties to mediate before retired Tenth Circuit Chief Judge Deanell Reece Tacha, but the mediation was unsuccessful. On June 26, 2024, the district court denied defendants' motion to dismiss the case. On September 13, 2024, a status hearing was held and the court scheduled an evidentiary hearing for December 3, 2024, to determine whether any legal remedy is available based on the now 14 year old record and changed circumstances of the Illinois River watershed. On June 17, 2025, the court entered an opinion and order that found that the State satisfied its burden to show that conditions in the Illinois River watershed have not materially changed since the original trial and the case in not moot. The court instructed the parties to submit proposed forms of final judgment. While management believes there is a reasonable possibility of a material loss from the case, at the present time, it is not possible to estimate the amount of monetary exposure, if any, to the Company due to a range of factors, including the following, among others: uncertainties inherent in any assessment of potential costs associated with injunctive relief or other penalties based on a decision in a case tried over 14 years ago based on environmental conditions that existed at the time, the lack of guidance from the court as to what might be considered appropriate remedies, the ongoing litigation with the State of Oklahoma, and uncertainty regarding what our proportionate share of any remedy would be, although we believe that our share compared to the other defendants is small.

Other Matters

In addition to the above, the Company is involved in various other claims and litigation incidental to its business. Although the outcome of these matters cannot be determined with certainty, management, upon the advice of counsel, is of the opinion that the final outcome should not have a material effect on the Company's consolidated results of operations or financial position.

Note 17 – Subsequent Events

Effective June 2, 2025, the Company completed its previously announced acquisition of Echo Lake Foods, LLC (formerly Echo Lake Foods, Inc.) and certain related companies (collectively "Echo Lake Foods"). Echo Lake Foods is based in Burlington, Wisconsin and produces, packages, markets and distributes prepared foods, including waffles, pancakes, scrambled eggs, frozen cooked omelets, egg patties, toast and diced eggs. The purchase price was approximately $258 million, excluding expected tax assets resulting from the transaction, and was funded with available cash on hand.

The Company has not included certain disclosures due to the timing of the transaction relative to the date of the report containing these Financial Statements and because the initial accounting for the business combination is incomplete.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on an evaluation of our disclosure controls and procedures conducted by our Chief Executive Officer and Chief Financial Officer, together with other financial officers, such officers concluded that our disclosure controls and procedures were effective as of May 31, 2025 at the reasonable assurance level.

Internal Control Over Financial Reporting

    (a) Management's Report on Internal Control Over Financial Reporting

The following sets forth, in accordance with Section 404(a) of the Sarbanes-Oxley Act of 2002 and Item 308 of the Securities and Exchange Commission's Regulation S-K, the report of management on our internal control over financial reporting.

1. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. "Internal control over financial reporting" is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, together with other financial officers, and effected by the Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

   - Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
   - Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
   - Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

2. Our management, in accordance with Rule 13a-15(c) under the Exchange Act and with the participation of our Chief Executive Officer and Chief Financial Officer, together with other financial officers, evaluated the effectiveness of our internal control over financial reporting as of May 31, 2025. The framework on which management's evaluation of our internal control over financial reporting is based is the "Internal Control – Integrated Framework" published in 2013 by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission.

3. Management has determined that our internal control over financial reporting as of May 31, 2025 is effective. It is noted that internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives, but rather reasonable assurance of achieving such objectives.

4. The attestation report of FROST, PLLC on our internal control over financial reporting, which includes that firm's opinion on the effectiveness of our internal control over financial reporting, is set forth below.

    (b) Attestation Report of the Registrant's Public Accounting Firm

Report of Independent Registered Public Accounting Firm
on Internal Control Over Financial Reporting

Board of Directors and Stockholders
Cal-Maine Foods, Inc. and Subsidiaries
Ridgeland, Mississippi

Opinion on Internal Control Over Financial Reporting

We have audited Cal-Maine Foods, Inc. and Subsidiaries' internal control over financial reporting as of May 31, 2025, based on criteria established in *2013 Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, Cal-Maine Foods, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of May 31, 2025, based on criteria established in *2013 Internal Control – Integrated Framework* issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows of Cal-Maine Foods, Inc. and Subsidiaries and our report dated July 22, 2025 expressed an unqualified opinion.

Basis for Opinion

Cal-Maine Foods, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for their assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting in Item 9A. Our responsibility is to express an opinion on the entities' internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Cal-Maine Foods, Inc. and Subsidiaries in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCOAB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

An entities' internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. An entities' internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entities; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the entities are being made only in accordance with authorizations of management and directors of the entities; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entities' assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Frost, PLLC

Little Rock, Arkansas
July 22, 2025

(c) *Changes in Internal Control Over Financial Reporting*

In connection with its evaluation of the effectiveness, as of May 31, 2025, of our internal control over financial reporting, management determined that there was no change in our internal control over financial reporting that occurred during the fourth quarter ended May 31, 2025, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

During our fourth quarter of fiscal 2025, no director or officer of the Company adopted or terminated any Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement, as such terms are defined in Item 408(a) or Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Except as set forth below, the information concerning directors, executive officers and corporate governance required by Item 10 is incorporated by reference from our definitive proxy statement which is to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with our 2025 Annual Meeting of Stockholders.

We have adopted a Code of Ethics and Business Conduct that applies to our directors, officers and employees, including the chief executive officer and principal financial and accounting officers of the Company. We will provide a copy of the code free of charge to any person that requests a copy by writing to:

> Cal-Maine Foods, Inc.
> 1052 Highland Colony Pkwy, Suite 200
> Ridgeland, MS 39157
> Attn.: Investor Relations

Requests can be made by phone at (601) 948-6813.

A copy is also available at our website www.calmainefoods.com under the heading "Investor Relations – Corporate Governance." We intend to disclose any amendments to, or waivers from, the Code of Ethics and Business Conduct on our website promptly following the date of any such amendment or waiver. Information contained on our website is not a part of this report.

ITEM 11. EXECUTIVE COMPENSATION

The information concerning executive compensation required by Item 11 is incorporated by reference from our definitive proxy statement which is to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with our 2025 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information concerning security ownership of certain beneficial owners and management and related stockholder matters required by Item 12 is incorporated by reference from our definitive proxy statement which is to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with our 2025 Annual Meeting of Stockholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information concerning certain relationships and related transactions, and director independence required by Item 13 is incorporated by reference from our definitive proxy statement which is to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with our 2025 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information concerning principal accountant fees and services required by Item 14 is incorporated by reference from our definitive proxy statement which is to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with our 2025 Annual Meeting of Stockholders.

PART IV.

ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

(a)(1)   Financial Statements

The following consolidated financial statements and notes thereto of Cal-Maine Foods, Inc. and its subsidiaries are included in Item 8 and are filed herewith:

Report of Independent Registered Public Accounting Firm (PCAOB 5348)	40
Consolidated Balance Sheets – May 31, 2025 and June 1, 2024	42
Consolidated Statements of Income – Fiscal Years Ended May 31, 2025, June 1, 2024, and June 3, 2023	43
Consolidated Statements of Comprehensive Income – Fiscal Years Ended May 31, 2025, June 1, 2024, and June 3, 2023	44
Consolidated Statements of Changes in Stockholders' Equity for the Fiscal Years Ended May 31, 2025, June 1, 2024, and June 3, 2023	45
Consolidated Statements of Cash Flows for the Fiscal Years Ended May 31, 2025, June 1, 2024, and June 3, 2023	46
Notes to Consolidated Financial Statements	47

(a)(2)   Financial Statement Schedule

All schedules are omitted either because they are not applicable or required, or because the required information is included in the financial statements or notes thereto.

(a)(3)   Exhibits Required by Item 601 of Regulation S-K

See Part (b) of this Item 15.

(b)   Exhibits Required by Item 601 of Regulation S-K

The following exhibits are filed herewith or incorporated by reference:

Exhibit Number	Exhibit
2.1	Echo Lake Purchase Agreement (incorporated by reference to Exhibit 10.5 to the Registrant's Form 10-Q, filed April 8, 2025)
3.1	Fourth Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 4.1 in the Registrant's Form S-3, filed April 15, 2025, Registration No. 333-286548)
3.2	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant's Form 8-K, filed March 27, 2025)
4.1**	Description of Registrant's Securities Registered Under Section 12 of the Exchange Act
10.1	Amended and Restated Credit Agreement, dated November 15, 2021, among Cal-Maine Foods, Inc., the Guarantors, BMO Harris Bank N.A., as Administrative Agent, and the Lenders (incorporated by reference to Exhibit 10.1 in the Registrant's Form 8-K, filed November 19, 2021)
10.2	First Amendment to Credit Agreement, dated May 26, 2023, among Cal-Maine Foods, Inc., the Guarantors, BMO Harris Bank N.A., as Administrative Agent, and the Lenders (incorporated by reference to Exhibit 10.5 to the Registrant's Form 10-K filed July 25, 2023)
10.3	Second Amendment entered into as of March 25, 2025 to Amended and Restated Credit Agreement between Cal-Maine Foods, Inc. and certain subsidiaries as guarantors, BMO Bank N.A. as administrative agent and the lenders party thereto (incorporated by reference to Exhibit 99.1 to the Registrant's Form 8-K, filed March 27, 2025)
10.4	Agreement Regarding Conversion dated February 25, 2025 by and among Cal-Maine Foods, Inc. DLNL, LLC, and each member of DLNL, LLC (incorporated by reference to Exhibit 99.1 to the Registrant's Form 8-K, filed February 25, 2025)
10.5*	Form of Indemnification Agreement with Directors and Officers (incorporated by reference to Exhibit 99.2 to the Registrant's Form 8-K, filed March 27, 2025)
10.6*	Cal-Maine Foods, Inc. KSOP, as amended and restated, effective April 1, 2012 (incorporated by reference to Exhibit 4.4 in the Registrant's Form S-8, filed March 30, 2012)
10.7*	Cal-Maine Foods, Inc. KSOP Trust, as amended and restated, effective April 1, 2012 (incorporated by reference to Exhibit 4.5 in the Registrant's Form S-8, filed March 30, 2012)
10.8*	Amended and Restated Cal-Maine Foods, Inc. 2012 Omnibus Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed October 2, 2020)
10.9*	Amendment No. 1 to the Amended and Restated Cal-Maine Foods, Inc. 2012 Omnibus Long-Term Incentive Plan (incorporated by reference to Exhibit 99.3 to the Registrant's Form 8-K, filed March 27, 2025)
10.10*	Form of Restricted Stock Agreement for Amended and Restated Cal-Maine Foods, Inc. 2012 Omnibus Long-Term Incentive Plan (incorporated by reference to Exhibit 10.8 to the Registrant's Form 10K filed July 19, 2022)
10.11*	Form of Performance Share Unit Awards (incorporated by reference to Exhibit 10.7 to the Registrant's Form 10-Q, filed April 8, 2025)
10.12*	Form of Severance and Change in Control Agreement (incorporated by reference to Exhibit 10.6 to the Registrant's Form 10-Q, filed April 8, 2025)
10.13*	Supplemental Executive Retirement Plan, adopted March 24, 2023 (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed March 27, 2023)
10.14*	Split Dollar Life Insurance Plan, adopted March 24, 2023 (incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K filed March 27, 2023)
10.15*	Deferred Compensation Plan, dated November 15, 2021 (incorporated by reference to Exhibit 10.2 in the Registrant's Form 8-K, filed November 19, 2021)
19.1	Insider Trading Policy (incorporated by reference to Exhibit 19.1 in the Registrant's Form 10-K, filed July 23, 2024)
21**	Subsidiaries of the Registrant
23.1**	Consent of FROST, PLLC
31.1**	Rule 13a-14(a) Certification of Chief Executive Officer
31.2**	Rule 13a-14(a) Certification of Chief Financial Officer
32***	Section 1350 Certifications of the Chief Executive Officer and the Chief Financial Officer
97	Incentive-Based Compensation Recovery Policy (incorporated by reference to Exhibit 97 in the Registrant's Form 10-K, filed July 23, 2024)

101.SCH***+	Inline XBRL Taxonomy Extension Schema Document
101.CAL***+	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF***+	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB***+	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE***+	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*   Management contract or compensatory plan or arrangement

**   Filed herewith as an Exhibit

***   Furnished herewith as an Exhibit

+   Submitted electronically with this Annual Report on Form 10-K

     (c)   <u>Financial Statement Schedules Required by Regulation S-X</u>

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Ridgeland, Mississippi.

CAL-MAINE FOODS, INC.

/s/ Sherman L. Miller

Sherman L. Miller

President and Chief Executive Officer

Date: July 22, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Sherman L. Miller Sherman L. Miller	President, Chief Executive Officer and Director (Principal Executive Officer)	July 22, 2025
/s/ Max P. Bowman Max P. Bowman	Vice President, Treasurer, Secretary, Chief Financial Officer and Director (Principal Financial Officer)	July 22, 2025
/s/ Matthew S. Glover Matthew S. Glover	Vice President, Accounting (Principal Accounting Officer)	July 22, 2025
/s/ Adolphus B. Baker Adolphus B. Baker	Chairman of the Board and Director	July 22, 2025
/s/ Letitia C. Hughes Letitia C. Hughes	Director	July 22, 2025
/s/ James E. Poole James E. Poole	Director	July 22, 2025
/s/ Steve W. Sanders Steve W. Sanders	Director	July 22, 2025
/s/ Camille S. Young Camille S. Young	Director	July 22, 2025

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